                                                              RULE NO.424(b)(4)
                                                      REGISTRATION NO. 33-62525


PROSPECTUS
                               1,000,000 Shares
                      [LOGO OF IKOS SYSTEM APPEARS HERE]
                                 Common Stock

                              ------------------

  All of the shares of Common Stock being offered hereby are being sold by IKOS Systems, Inc. ("IKOS" or the "Company"). The Common Stock is quoted on the Nasdaq National Market under the symbol "IKOS." On October 12, 1995, the last reported sale price for the Common Stock, as reported on the Nasdaq National Market, was $10.75 per share.

                              ------------------

  THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 5.

                              ------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                                                 UNDERWRITING
                                                    PRICE TO     DISCOUNTS AND   PROCEEDS TO
                                                     PUBLIC     COMMISSIONS (1)  COMPANY (2)
--------------------------------------------------------------------------------------------
Per Share.....................................       $10.00          $.625          $9.375
--------------------------------------------------------------------------------------------
Total (3).....................................    $10,000,000      $625,000       $9,375,000
--------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------
(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting offering expenses payable by the Company, estimated at $300,000.
(3) The Company has granted the Underwriters a 30-day option to purchase up to an additional 150,000 shares of Common Stock solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions and Proceeds to the Company will be $11,500,000, $718,750 and $10,781,250, respectively. See
    "Underwriting."

                              ------------------

  The shares of Common Stock offered by this Prospectus are offered by the several Underwriters, subject to prior sale, when, as and if delivered to and accepted by them, and subject to the right of the Underwriters to reject any order in whole or in part. It is expected that certificates for the shares of Common Stock will be available for delivery in New York, New York, on or about October 18, 1995.

                              ------------------

Needham & Company, Inc.                              Preferred Technology, Inc.

               The date of this Prospectus is October 12, 1995.

Nsim is IKOS' second-generation hardware accelerator with a capacity of up to 4 million primitives. It is a plug-in mixed-level acceler-ator for Voyager and Gemini that delivers speed, capacity and ease of use.




[PHOTO DEPICTING VOYAGER SERIES OF IKOS PRODUCTS INCLUDING VOYAGER VS, VOYAGER CS, VOYAGER DSX AND NSIM APPEARS HERE. ALSO DEPICTED IS GEMINI CSX.]








                  The Voyager(R) Series of
                  VHDL mixed-level prod- ucts       IKOS' LANGUAGE-BASED
                  includes Voyager VS, a fully      DESIGN VERIFICATION
                  1076-compli- ant VHDL and         SOLUTIONS FOR ASIC AND
                  behavioral simulator with         SYSTEM DESIGNERS
                  support for industry
                  standard software and
                  hardware models; Voyager CS,
                  a high-perfor- mance mixed-
                  level software simulator;
                  Voyager CSX, a high-
                  performance mixed-level
                  simulator with seamless
                  integration to Nsim; and
                  Voyager FS, a software
                  mixed-level concurrent fault
                  simulator which is scheduled
                  for release in the fourth
                  calendar quarter of 1995.

                                                    Gemini(TM) CSX, a high-
                                                    performance mixed-level
                                                    simulator, is built on
                                                    high-performance co-sim-
                                                    ulation technologies from
                                                    IKOS and Precedence.
                                                    Gemini CSX provides a
                                                    transparent interface
                                                    between Cadence's Verilog-
                                                    XL environment and Nsim,
                                                    IKOS' hardware
                                                    accelerator.

  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

  IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS (IF ANY) OR THEIR RESPECTIVE AFFILIATES MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMPANY'S COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 10B-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934. SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information, including "Risk Factors" and the consolidated financial statements and notes thereto, appearing elsewhere or incorporated by reference in this Prospectus.

                                  THE COMPANY

  IKOS Systems, Inc. ("IKOS" or the "Company") designs, develops, manufactures, markets and supports high performance hardware-assisted systems for simulation of integrated circuits (ICs) and IC-based electronic systems. The Company's strategy is to serve the needs of a growing universe of IC designers for fast, accurate simulation of complex IC designs through its family of hardware and software simulation systems. The Company sells its products to a broad range of customers in the communications, semiconductor, multimedia/graphics, computer, aerospace and consumer electronics industries, such as S3, Cirrus Logic, Advanced Micro Devices, SGS-Thomson Microelectronics, Texas Instruments, AT&T and Fuji-Xerox.

  There has been substantial growth in the market for high-speed, complex ICs. Designers currently are creating ICs consisting of millions of gates implemented in deep submicron, or less than 0.6 micron, geometries. The electronic design automation (EDA) industry has provided technology and design automation tools which have been essential to the advances that have occurred within the electronics industry over the last twenty years. However, while EDA design tools have brought greater efficiency and productivity to the IC design process, advances in EDA simulation technology have not kept pace with requirements for simulating more complex IC designs. The Company believes that as the density and complexity of ICs and electronic systems designs increase, so does the need for more thorough IC design simulation. IKOS believes that rapid and comprehensive simulation of complex IC designs can best be achieved by simulation systems incorporating dedicated hardware and software, as these technologies enable iterative, mixed-level simulation demanded by complex IC designs.

  IKOS' mission is to be the leading supplier of simulation tools for the verification of complex IC designs. The Company designs and markets systems which include software and hardware based simulation algorithms. The software components of the IKOS systems include behavioral, gate and mixed-level simulators, interfaces to integrate IKOS systems with other EDA tools and cell libraries and library development tools for modeling of ICs. The hardware component of the IKOS systems is a family of special purpose, massively parallel computers incorporating proprietary simulation algorithms. IKOS simulation systems run on Sun Microsystems and Hewlett-Packard workstations.

  The Company markets its products and services primarily through its direct sales and service organization. The Company employs a technically oriented sales force and application engineering team to serve the needs of existing and prospective customers. IKOS' direct sales strategy concentrates on those companies that the Company believes are key users and designers of ICs and IC-based systems for high-performance applications. The Company performs final assembly and test of all of its products in its Cupertino, California facilities. The Company utilizes third parties for all major subassembly manufacturing, including printed circuit boards and custom ICs.

  The Company was incorporated in California in September 1985 and was reincorporated in Delaware in July 1990. The Company's principal executive offices are located at 19050 Pruneridge Avenue, Cupertino, California 95014. Its telephone number is (408) 255-4567.

                                  THE OFFERING

Common Stock offered....................... 1,000,000 shares
Common Stock outstanding after the
offering................................... 6,907,560 shares (1)
Nasdaq National Market symbol ............. IKOS
Use of proceeds............................ General corporate purposes, including working capital and capital expenditures. See "Use of Proceeds."

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (in thousands, except per share data)

                                        FISCAL YEAR ENDED      NINE MONTHS ENDED
                                    -------------------------- -----------------
                                    SEPT. 26, OCT. 2,  OCT. 1, JULY 2,  JULY 1,
                                      1992     1993     1994     1994     1995
                                    --------- -------  ------- -------- --------
CONSOLIDATED STATEMENT OF
OPERATIONS DATA:
Net revenues......................   $13,942  $16,528  $21,636  $15,565  $20,183
Gross profit......................     9,949   10,197   15,706   11,106   15,050
Income (loss) from operations.....    (3,364)  (8,875)     802      411    2,155
Net income (loss).................    (3,107)  (8,750)   1,505    1,167    2,051
Net income (loss) per share (2)...   $ (0.58) $ (1.62) $  0.27 $   0.21 $   0.34
Number of shares used in per share
computation (2)...................     5,379    5,415    5,651    5,659    6,025


                                                               JULY 1, 1995
                                                  OCT. 1, ----------------------
                                                   1994   ACTUAL  AS ADJUSTED(3)
                                                  ------- ------- --------------
CONSOLIDATED BALANCE SHEET DATA:
Working capital.................................. $ 3,850 $ 6,160    $15,235
Total assets.....................................  12,129  14,681     23,756
Long term debt, less current portion.............   2,151   1,534      1,534
Total stockholders' equity.......................   3,476   6,067     15,142

--------
(1) Based on the number of shares outstanding at September 2, 1995. Excludes
    (i) 1,113,310 shares of Common Stock subject to outstanding options under the Company's 1988 Stock Option Plan, (ii) 57,500 shares of Common Stock subject to certain other outstanding options and (iii) 89,271 shares available for future issuance as of September 2, 1995. See Note 4 of Notes to Consolidated Financial Statements.
(2) For a description of the net income (loss) per share, see Note 1 of Notes to Consolidated Financial Statements.
(3) Adjusted to reflect the sale of the 1,000,000 shares of Common Stock offered by the Company hereby and the application of the estimated net proceeds therefrom. See "Use of Proceeds" and "Capitalization."

  Unless otherwise indicated, the information contained in this Prospectus assumes no exercise of the Underwriters' over-allotment option. Additionally, unless otherwise indicated, all share and per share information has been adjusted to reflect a one-for-two reverse stock split which occurred on April 24, 1995.

  IKOS, the Company's facing parrots logo and Voyager are registered trademarks of the Company. This Prospectus also includes trade names and trademarks of companies other than IKOS.

                                 RISK FACTORS

  The Common Stock offered hereby involves a high degree of risk. In addition to the other information in this Prospectus, the following factors should be considered carefully in evaluating an investment in the shares of Common Stock offered by this Prospectus.

POTENTIAL FLUCTUATIONS IN QUARTERLY RESULTS

  The Company's quarterly operating results have in the past and may in the future vary significantly depending on factors including the timing of customer development projects and purchase orders to purchase the Company's hardware-assisted simulation systems, new product announcements and releases by the Company and other companies, gain or loss of significant customers, price discounting of the Company's products, the timing of expenditures, customer product delivery requirements, availability and cost of components or labor and economic conditions generally and in the electronics industry specifically. Any unfavorable change in these or other factors could have a material adverse effect on the Company's operating results for a particular quarter. Many of the Company's customers order on an as-needed basis and often delay issuance of firm purchase orders until their project commencement dates are determined, and, as a result, the Company has in the past operated with no significant backlog. Quarterly revenue and operating results will therefore depend on the volume and timing of orders received during the quarter, which are difficult to forecast accurately. Moreover, a significant portion of the Company's revenue in each quarter generally results from shipments during the last few weeks of the quarter from orders generally received in the last month of a quarter. The absence of significant backlog and the concentration of sales at the end of the quarter limit the Company's ability to plan or adjust operating expenses and production and inventory levels. Therefore, if anticipated shipments in any quarter do not occur or are delayed, expenditure levels could be disproportionately high as a percentage of revenue, and the Company's operating results for that quarter would be adversely affected. In addition, sales of individual systems with high average sales prices can constitute a significant percentage of the Company's quarterly revenue. Operating results in any period should not be considered indicative of the results to be expected for any future period, and there can be no assurance that the Company's net revenues will continue to increase, that its recent rate of quarterly revenue and earnings growth will be sustained, or that the Company will remain profitable in any future period. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Quarterly Results."

DEVELOPING MARKET; ACCEPTANCE OF THE COMPANY'S PRODUCTS

  The Company began shipping commercial volumes of its Voyager systems in fiscal 1992. Substantially all of the Company's product revenues since fiscal 1993 have been derived from the sale of its Voyager systems. The Company introduced its Gemini series in the second quarter of fiscal 1995. There can be no assurance that market acceptance of these products will continue. The adoption of the Company's hardware-assisted simulation products for the verification of IC and system designs is expected to depend on the continued increasing complexity of ICs designed for electronic systems, integration of the Company's products with other tools for IC design and simulation, the ability of hardware-assisted simulation systems to shorten the time of simulation of IC designs, the development and market acceptance of alternative simulation technologies such as cycle-based software simulation, formal proof and hybrid timing verifiers, and modular design techniques, and industry acceptance of the need for mixed-level hardware-assisted simulation. Because the market for hardware-assisted simulation products is evolving, it is difficult to predict with any assurance whether the market for hardware-assisted simulation products will continue to expand. There can be no assurances that such market will expand or, even if such market expands, that the Company's products will achieve the market acceptance required to maintain revenue growth and continued profitability in the future. See "Business-- Industry Background."

COMPETITION

 The EDA industry is highly competitive and rapidly changing. The Company's products are specifically targeted at the emerging portion of the industry relating to complex designs that the Company believes benefit from hardware-assisted simulation. To date, substantially all of the Company's revenue has resulted from sales to this segment of the market. The Company currently experiences competition from hardware-assisted simulation-based systems sold by Zycad Corporation ("Zycad") and traditional software verification methodologies. As a result of the lack of general familiarity by potential users of hardware-assisted simulation systems, the Company must educate potential customers with respect to the benefits of hardware-assisted simulation in order for such customers to consider the Company's systems for use within their EDA design process. The Company expects competition in the market for verification tools at all levels of simulation to increase as other companies attempt to introduce new products and product enhancements. Moreover, the Company competes, and expects that it will continue to compete, with established EDA companies. A number of these companies have longer operating histories, significantly greater financial, technical and marketing resources, greater name recognition and larger installed customer bases than the Company. In addition, many of these competitors and potential competitors have established relationships with current and potential customers of the Company and offer a broader and more comprehensive product line. Increased competition could result in price reductions, reduced margins and loss of market share, all of which could materially adversely affect the Company. In addition, current competitors or other entities may develop other products that have significant advantages over the Company's products. There can be no assurance that the Company will be able to compete successfully against current and future competitors or that competitive pressures faced by the Company will not materially adversely affect its operating results. See "Business--Competition."

NEW PRODUCTS AND TECHNOLOGICAL CHANGE

  The EDA industry is characterized by extremely rapid technological change in both hardware and software development, frequent new product introductions, evolving industry standards and changing customer requirements. The introduction of products embodying new technologies and the emergence of new industry standards can render existing products obsolete and unmarketable. The Company's future success will depend upon its ability to enhance its current series of hardware-assisted systems and to design, develop and support its next-generation systems on a timely basis. Those efforts require a high level of expenditures for research and development by the Company to address the increasingly sophisticated needs of the customers. For example, all of the Company's current products operate in, and planned future products will operate in, the Unix operating environment, an industry standard in the EDA market. In the event that another operating system, such as Windows NT, becomes an industry standard, the Company may be required to port its products to such new standard. In addition, the Company's systems generally accept designs in the broadly accepted hardware description language, Verilog-XL, which Cadence Design Systems, Inc. ("Cadence") has developed and made available to the Company. In the event Cadence adopts a less cooperative stance toward the Company in the future, the Company's systems may not be able to accept designs based on Verilog-XL and the Company may be required to develop software to accept designs of other hardware description languages. The inability to accept designs in Verilog-XL may materially adversely affect the Company's results of operation. There can be no assurance that the Company will be successful in developing and marketing product enhancements or new products that respond to technological change or evolving industry standards or changing customer requirements, that the Company will not experience difficulties that could delay or prevent the successful development, introduction and marketing of these products, or that its new products and product enhancements will adequately meet the requirements of the marketplace, will be of acceptable quality or will achieve market acceptance. If the Company is unable, for technological or other reasons, to develop and introduce products in a timely manner in response to changing market conditions or customer requirements, the Company's business, operating results and financial condition will be materially and adversely affected. Moreover, from time to time, the Company may announce new products or technologies that have the potential to replace the Company's existing product offerings. There can be no assurance that the announcement of new product offerings will not cause customers to defer purchases of existing Company products, which could adversely affect the Company's results of operations. See "Business--Product Development."

DEPENDENCE ON ELECTRONICS INDUSTRY

  The Company is dependent upon the electronics industry and, in particular, new system and IC design projects. The electronics industry is characterized by rapid technological change, short product life cycles, fluctuations in manufacturing capacity and pricing and margin pressures, all of which cause it to be volatile. As a result, the electronics industry has historically experienced sudden and unexpected downturns, at which time the number of new system and IC design projects decrease. Because most of the Company's sales occur upon the commencement of new projects for system and IC products, the Company is dependent upon the rate of commencement of new system and IC design projects. Accordingly, negative factors affecting the electronics industry could have a material adverse effect on the Company's results of operations. See "Business--Industry Background."

DEPENDENCE UPON CERTAIN SUPPLIERS

  Certain key components used in the Company's products are presently available from sole or limited sources. The inability to develop alternative sources for these sole or limited source components or to obtain sufficient quantities of these components could result in delays or reductions in product shipments which could adversely affect the Company's operating results. The Company's systems use proprietary ASICs that are currently manufactured by American Microsystems, Inc. ("AMI") and subassemblies that are manufactured by Micron Technology, Inc. ("Micron").

  The Company generally purchases these components, including semiconductor memories used in the Company's hardware simulators, pursuant to purchase orders placed from time to time in the ordinary course of business and has no supply arrangements with any of these source suppliers that require the suppliers to provide components in guaranteed quantities or at set prices. Moreover, the manufacture of these components can be extremely complex, and the Company's reliance on the suppliers of these components exposes the Company to production difficulties and quality variations that may be experienced by these suppliers. Therefore, the Company's reliance on its sole and limited source suppliers involves several risks, including a potential inability to obtain an adequate supply of required components, reduced control over pricing and timely delivery and quality of acceptable components. While the timeliness and quality of deliveries to date from such suppliers have been acceptable, there can be no assurance that problems will not occur in the future. Any prolonged inability to obtain components or subassemblies in sufficient quantities or quality or on favorable pricing or delivery terms, or any other circumstances that would require the Company to seek alternative sources of supply, could have a material adverse effect on the Company's operating results and could damage the Company's relationships with its customers. See "Business--Manufacturing and Suppliers."

CUSTOMER CONCENTRATION

  A relatively limited number of customers have historically accounted for a substantial portion of the Company's net revenues. For the nine months ended July 1, 1995 and in fiscal 1994, sales to the Company's top ten customers accounted for approximately 52.9% and 59.9%, respectively, of the Company's net revenues. In particular, sales to Motorola, Inc. accounted for approximately 17.7% of net revenues for fiscal 1994. The Company expects that sales of its products to a limited number of customers will continue to account for a high percentage of net revenues for the foreseeable future. The loss of a major customer or any reduction in orders by such customers, including reductions due to market or competitive conditions in the electronics or EDA industry, would have an adverse effect on the Company's results of operations. Moreover, the Company's ability to increase its sales will depend in part upon its ability to obtain orders from new customers, as well as the financial condition and success of its existing customers and the general economy; there can be no assurance that such increases will occur. See "Business--Customers."

LENGTHY SALES CYCLE

  Sales of the Company's products depend, in significant part, upon the decisions of prospective customers to commence projects for the design and development of complex ICs and systems. In view of the significant amount of time and commitment of capital involved in that regard, the Company may experience delays following initial qualification of the Company's systems as a result of delays in commencement of the project by a customer. For this and other reasons, the Company's systems typically have a lengthy sales cycle during which the Company may expend substantial funds and management effort. Lengthy sales cycles subject the Company to a number of significant risks, including fluctuations in operating results, over which the Company has little or no control.

PROPRIETARY RIGHTS

  The Company's success and ability to compete is dependent in part upon its proprietary technology. The Company relies on patent, trademark, trade secret and copyright law to protect its technology. The Company currently holds three U.S. patents. However, there can be no assurance that any patent owned by the Company will not be invalidated, circumvented or challenged, that the right granted thereunder will provide competitive advantages to the Company or that any of the Company's future patent applications, whether or not challenged by applicable governmental patent examiners, will be issued with the scope of the claims sought by the Company, if at all. Furthermore, there can be no assurance that others will not develop technologies that are similar or superior to the Company's technology, duplicate the Company's technology or design around the patents owned by the Company. The Company generally enters into confidentiality or license agreements with its employees, distributors and customers, and limits access to and distribution of its software, documentation and other proprietary information. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use the Company's products or technology without authorization, or to develop similar technology independently. In addition, effective copyright and trade secret protection may be unavailable or limited in certain foreign countries. The Company has also granted to Racal-Redac, Inc. ("Racal") a security interest in certain VHDL simulation software jointly developed by the Company and Racal with respect to payment of a promissory note to Racal by the Company with a current balance of $1.85 million. In the event that the Company defaults in the payment of the promissory note, Racal may obtain all rights to the software, including access to the source code of the software.

  From time to time the Company has received, and may receive in the future, notice of claims of infringement of other parties' proprietary rights. Although the Company does not believe that its products infringe the proprietary rights of any third parties, there can be no assurance that infringement or invalidity claims (or claims for indemnification resulting from infringement claims) will not be asserted against the Company or that any such assertions will not materially adversely affect the Company's business, financial condition or results of operations. Irrespective of the validity or the successful assertion of such claims, the Company could incur significant costs with respect to the defense thereof which could have a material adverse effect on the Company's business, financial condition or results of operations. If any claims or actions are asserted against the Company, the Company may seek to obtain a license under a third party's intellectual property rights. There can be no assurance, however, that under such circumstances, a license would be available under reasonable terms or at all.

  The Company also relies on certain software which it licenses from third parties, including software which is integrated with internally developed software and used in the Company's systems to perform key functions. There can be no assurance that these third party software licenses will continue to be available to the Company on commercially reasonable terms or otherwise. The loss of or inability to maintain any of these software licenses could result in delays or reductions in product shipments until equivalent software could be identified, licensed and integrated, which would adversely affect the Company's operating results. In particular, the Company has a software license agreement with Compass Design Automation, Inc. pursuant to which the Company licenses certain VHDL tool integration software. This agreement is renewed annually unless terminated by notice by either party. Loss of this license in the near term could materially adversely affect the Company's operating results. See "Business--Proprietary Rights."

INTERNATIONAL SALES

  International sales accounted for approximately 33.5% and 23.2% of the Company's net revenues for the nine month periods ended July 1, 1995 and July 2, 1994, respectively, and 25.8%, 20.2% and 40.3% of the Company's net revenues in fiscal 1994, 1993 and 1992, respectively. The Company expects that international sales will continue to account for a significant portion of its revenues, and plans to continue to expand its international sales and distribution channels. These revenues involve a number of inherent risks, including traditionally slower adoption of the Company's products internationally, the impact of recessionary environments in economies outside the United States, generally longer receivables collection periods, unexpected changes in or impositions of legislative or regulatory requirements, reduced protection for intellectual property rights in some countries, potentially adverse taxes, delays resulting from difficulty in obtaining export licenses for certain technology and other trade barriers. There can be no assurance that such factors will not have a material adverse effect on the Company's future international sales and, consequently, on the Company's results of operations. Although the Company has attempted to reduce the risk of fluctuations in exchange rates associated with international revenues by selling its systems for United States currency only, the Company pays the expenses of its international operations in local currencies and does not engage in hedging transactions with respect to such obligations. Currency exchange fluctuations in countries in which the Company sells its systems could have a material adverse effect on the Company by resulting in pricing that is not competitive with prices denominated in local currencies. Furthermore, there can be no assurance that the Company will be able to continue to sell its systems internationally for United States currency. See "Business--Sales and Marketing."

DEPENDENCE UPON KEY PERSONNEL

  The Company's future performance depends in significant part upon attracting and retaining key technical, sales, senior management and financial personnel. Competition for such personnel is intense, and the inability to retain its key personnel or to attract, assimilate or retain other highly qualified personnel in the future on a timely basis could have a material adverse effect on the Company's results of operations. In particular, there are only a limited number of qualified EDA engineers, and the competition for such individuals is especially intense. In addition, the Company's ability to compete effectively and to manage future growth, if any, will require the Company to continue to train and manage its employee workforce. There can be no assurance that the Company will be able to do so successfully. The Company's failure to do so could have a material adverse effect upon the Company's results of operations. See "Business--Employees."

POSSIBLE VOLATILITY OF STOCK PRICE

  The market price of the Company's Common Stock has been, and is likely to continue to be, highly volatile. Future announcements concerning the Company or its competitors, quarterly variations in operating results, announcements of technological innovations, the introduction of new products or changes in product pricing policies by the Company or its competitors, proprietary rights or other litigation, changes in earnings estimates by analysts or other factors could cause the market price of the Common Stock to fluctuate substantially. In addition, the stock market has from time-to-time experienced significant price and volume fluctuations that have particularly affected the market prices for the common stocks of technology companies and that have often been unrelated to the operating performance of particular companies. These broad market fluctuations may also adversely affect the market price of the Company's Common Stock. In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has occurred against the issuing company. There can be no assurance that such litigation will not occur in the future with respect to the Company. Such litigation could result in substantial costs and a diversion of management's attention and resources, which could have a material adverse effect on the Company's business, financial condition and results of operations. Any adverse determination in such litigation could also subject the Company to significant liabilities.

CERTAIN ANTI-TAKEOVER PROVISIONS

  Certain provisions of the Company's Certificate of Incorporation and Bylaws and Delaware law certain other contractual provisions could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire control of the Company. Such provisions could limit the price that certain investors might be willing to pay in the future for shares of the Company's Common Stock. Certain of these provisions allow the Company to issue Preferred Stock with rights senior to those of the Common Stock without any further vote or action by the stockholders, eliminate the right of stockholders to act by written consent, eliminate cumulative voting and impose various procedural and other requirements which could make it more difficult for stockholders to effect certain corporate actions. In addition, the Company has adopted a preferred stock purchase plan. These provisions could also have the effect of delaying or preventing a change in control of the Company. See "Description of Capital Stock--Delaware Law and Certain Charter Provisions; Preferred Stock Purchase Rights Plan."

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the 1,000,000 shares of Common Stock offered by the Company hereby are estimated to be approximately $9,075,000 ($10,481,250 if the Underwriters' over-allotment option is exercised in full), after deducting underwriting discounts and commissions and estimated offering expenses. The principal purpose of this offering is to increase the Company's equity capital. The Company expects to use the net proceeds from this offering for general corporate purposes, including capital expenditures and working capital. A portion of the proceeds may also be used to acquire or invest in complementary businesses or products or to obtain the right to use complementary technologies. However, the Company has no present understandings, commitments, agreements or intentions with respect to any material acquisitions of other businesses, products or technologies. Pending use of the net proceeds for the above purposes, the Company intends to invest such funds in short-term, interest-bearing, investment grade obligations.

                          PRICE RANGE OF COMMON STOCK

  The Company's Common Stock is currently traded on the Nasdaq National Market under the symbol IKOS. From March 1994 to May 1995, the Company's stock was traded on The Nasdaq SmallCap Market. The following table sets forth, for the fiscal period indicated, the high and low closing sales prices for the Common Stock as reported by Nasdaq. The quotations for the Common Stock traded on The Nasdaq SmallCap Market may reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

                                                                     HIGH   LOW
                                                                    ------ -----
FISCAL 1993
  First Quarter....................................................  4.750 2.625
  Second Quarter...................................................  5.250 4.000
  Third Quarter....................................................  4.750 3.875
  Fourth Quarter...................................................  4.500 2.750
FISCAL 1994
  First Quarter....................................................  5.125 2.875
  Second Quarter...................................................  5.000 3.125
  Third Quarter....................................................  3.750 2.625
  Fourth Quarter...................................................  4.250 2.625
FISCAL 1995
  First Quarter....................................................  5.125 3.250
  Second Quarter...................................................  6.500 4.500
  Third Quarter.................................................... 10.125 4.750
  Fourth Quarter (through October 12, 1995)........................ 13.750 8.875

  On October 12, 1995, the last reported sale price for the Common Stock, as reported on the Nasdaq National Market, was $10.75 per share. The approximate number of record holders of IKOS stock as of August 15, 1995 was 190. The approximate number of beneficial holders is estimated to be 1,700 as of that same date.

                                DIVIDEND POLICY

  The Company has never declared or paid cash dividends on its stock. The Company currently anticipates that it will retain all future earnings for use in the operation and expansion of its business and does not anticipate paying any cash dividends in the foreseeable future. Through fiscal 1992, the Company repurchased 482,300 shares. No shares were repurchased in fiscal 1993 or 1994 or the first nine months of fiscal 1995 and the Company does not intend to repurchase additional shares at this time.

                                CAPITALIZATION

  The following table sets forth the consolidated capitalization of the Company at July 1, 1995 and as adjusted to give effect to the issuance and sale by the Company of the 1,000,000 shares of Common Stock offered hereby and the application of the estimated net proceeds therefrom. The financial data in the following table should be read in conjunction with the Company's Consolidated Financial Statements and notes thereto contained in this Prospectus or incorporated by reference herein.

                                                              JULY 1, 1995
                                                          ---------------------
                                                             (IN THOUSANDS)
                                                           ACTUAL   AS ADJUSTED
                                                          --------  -----------
Long-term debt, less current portion (1)................. $  1,534   $  1,534
Stockholders' equity:
  Preferred stock, $0.01 par value; 10,000,000 shares
     authorized;
     no shares issued and outstanding actual or as
     adjusted............................................        -          -
  Common stock, $0.01 par value; 25,000,000 shares
     authorized;
     5,662,000 shares issued and outstanding actual;
     6,662,000 shares issued and outstanding as adjusted
     (2).................................................       57         67
  Additional paid-in capital.............................   26,498     35,563
  Accumulated deficit....................................  (20,488)   (20,488)
                                                          --------   --------
    Total stockholders' equity...........................    6,067     15,142
                                                          --------   --------
      Total capitalization............................... $  7,601   $ 16,676
                                                          ========   ========

--------
(1) See Note 2 of Notes to Consolidated Financial Statements.
(2) Excludes 1,356,745 shares of Common Stock subject to outstanding options under the Company's 1988 Stock Option Plan and 91,074 shares available for future issuance as of July 1, 1995. See Note 4 of Notes to Consolidated Financial Statements.

                     SELECTED CONSOLIDATED FINANCIAL DATA

  The selected consolidated financial data set forth below with respect to the Company's consolidated statement of operations data for each of the three years in the period ended October 1, 1994 and for the nine months ended July 1, 1995, and with respect to the Company's consolidated balance sheets at October 2, 1993, October 1, 1994 and July 1, 1995, are derived from consolidated financial statements that have been audited by Ernst & Young LLP, independent auditors, which are included herein. The selected consolidated statement of operations data for the fiscal years ended September 29, 1990 and September 28, 1991 and the selected consolidated balance sheet data at September 29, 1990, September 28, 1991 and September 26, 1992 are derived from the Company's audited consolidated financial statements but not included herein. The selected consolidated financial data for the nine months ended July 2, 1994 is derived from unaudited financial statements of the Company. In the opinion of management, the unaudited financial statements have been prepared on the same basis as the audited financial statements referred to above and include all adjustments, consisting only of normal recurring accruals, necessary for a fair presentation of the financial position of the Company and its results of operations for the indicated periods. Operating results for the nine months ended July 1, 1995 are not necessarily indicative of results to be expected for any future period. The data should be read in conjunction with the audited consolidated financial statements and the unaudited interim financial statements included herein.

                                       FISCAL YEARS ENDED                 NINE MOS. ENDED
                          ----------------------------------------------  ----------------
                          SEPT. 29, SEPT. 28, SEPT. 26, OCT. 2,  OCT. 1,  JULY 2,  JULY 1,
                            1990      1991      1992     1993     1994     1994     1995
                          --------- --------- --------- -------  -------  -------  -------
                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT
OF OPERATIONS DATA:
Net revenues............   $15,789   $15,122   $13,942  $16,528  $21,636  $15,565  $20,183
Cost of revenues........     3,269     3,786     3,993    6,331    5,930    4,459    5,133
                           -------   -------   -------  -------  -------  -------  -------
  Gross profit..........    12,520    11,336     9,949   10,197   15,706   11,106   15,050
Operating expenses:
  Research and develop-
   ment.................     2,308     5,751     2,627    7,896    3,861    2,954    2,966
  Sales and marketing...     7,120     8,920     8,879    9,303    9,447    6,575    8,353
  General and adminis-
   trative..............     1,357     1,570     1,807    1,873    1,596    1,166    1,576
                           -------   -------   -------  -------  -------  -------  -------
    Total operating ex-
     penses.............    10,785    16,241    13,313   19,072   14,904   10,695   12,895
Income (loss) from oper-
 ations.................     1,735    (4,905)   (3,364)  (8,875)     802      411    2,155
Other income (expense):
  Interest income.......       202       784       329      130       69       49       91
  Interest expense......      (157)        -         -        -      (75)     (44)     (86)
  Other.................         -         -         -       48      140       87       87
                           -------   -------   -------  -------  -------  -------  -------
    Total other income..        45       784       329      178      134       92       92
Income (loss) before
 provision for income
 taxes and extraordinary
 credit.................     1,780    (4,121)   (3,035)  (8,697)     936      503    2,247
Provision for income
 taxes..................        85        58        72       53       95        -      196
                           -------   -------   -------  -------  -------  -------  -------
Income (loss) before ex-
 traordinary credit.....     1,695    (4,179)   (3,107)  (8,750)     841      503    2,051
Extraordinary credit--
 forgiveness of debt....         -         -         -        -      664      664        -
                           -------   -------   -------  -------  -------  -------  -------
  Net income (loss).....   $ 1,695   $(4,179)  $(3,107) $(8,750) $ 1,505  $ 1,167  $ 2,051
                           =======   =======   =======  =======  =======  =======  =======
Per share:
  Income (loss) before
   extraordinary credit.   $  0.36   $ (0.79)  $ (0.58) $ (1.62) $  0.15  $  0.09  $  0.34
  Extraordinary credit..         -         -         -        -     0.12     0.12        -
                           -------   -------   -------  -------  -------  -------  -------
    Net income (loss)...   $  0.36   $ (0.79)  $ (0.58) $ (1.62) $  0.27  $  0.21  $  0.34
                           =======   =======   =======  =======  =======  =======  =======
Common and common equiv-
 alent shares used in
 computing per share
 amounts................     4,691     5,273     5,379    5,415    5,651    5,659    6,025
                           =======   =======   =======  =======  =======  =======  =======
CONSOLIDATED BALANCE
SHEET DATA:
Working capital.........   $15,510   $10,397   $ 6,830  $ 1,805  $ 3,850           $ 6,160
Total assets............    20,672    17,732    15,678   10,806   12,129            14,681
Long-term debt, less
 current portion........         -       504       344    2,779    2,151             1,534
Total stockholders' eq-
 uity...................    17,880    13,645    10,603    1,903    3,476             6,067

  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                  OPERATIONS

OVERVIEW

  The Company was founded in 1984 to develop, manufacture, market and support high-performance hardware-assisted systems for simulation of integrated circuits and IC-based electronic systems.

  The Company first generated revenue in fiscal 1986. Revenue increased to $15.8 million in fiscal 1990 and remained relatively constant through fiscal 1993 as the Company undertook a major product development and repositioning effort. This repositioning was required primarily as a result of difficulties in integrating the Company's hardware-assisted simulation products with software tools of other EDA vendors, competitive pricing pressures on the Company's hardware simulation products, an unsuccessful strategic partnering relationship with a major EDA software vendor and a market shift away from low-level, or gate-level, simulation to high-level, or behavioral level, simulation. Based on these and other factors, the Company realized that it needed to develop proprietary EDA software products that enhanced the integration of its hardware products in EDA design environments and to migrate its product offering to include tools that provided both behavioral level and gate level simulation. In fiscal 1991 the Company acquired an interest in VHDL software technology from Racal-Redac, Inc. ("Racal") pursuant to an agreement that provided for joint development of software products to integrate the Company's hardware simulation products with other EDA tools and to provide the necessary mixed-level simulation capabilities. In fiscal 1993 the Company assumed sole development of the Racal technology when Racal decided to no longer be involved in the IC design simulation market, resulting in a $3.6 million charge for the acquired technology. During this transition period from fiscal 1991 through fiscal 1993, the Company incurred cumulative operating losses of approximately $17.1 million.

  In fiscal 1992 the Company introduced the Voyager series of products, which was the direct result of the Company's repositioning efforts. The first product in the series, the VHDL software simulator (VS), was released in the Company's fourth quarter of fiscal 1992. Since fiscal 1992 the Company has continued to expand its product offerings. The Company released its mixed level VHDL simulator (Voyager CSX) in the first quarter of fiscal 1993, its hardware simulator (Nsim) in the second quarter of fiscal 1993, its software gate level VHDL simulator (Voyager CS) in the second quarter of fiscal 1993 and its mixed level Verilog simulator (Gemini CSX) in the third quarter of fiscal 1995 and plans to release a software-based VHDL fault simulator (Voyager FS) in the first quarter of fiscal 1996. Based primarily on the demand for its Voyager software products and Nsim simulators, the Company has been profitable on a quarterly basis since the first quarter of fiscal 1994.

  Product revenues, which include licensing and software revenues, are generally recognized on shipment provided that no significant vendor or post-contract support obligations remain outstanding and collection of the resulting receivable is deemed probable. Historically, the majority of the Company's net revenues have been derived from the sale of its hardware simulators. Net revenues under maintenance contracts are recognized ratably over the term of the related contract, generally twelve months. To date substantially all of the Company's international sales have been billed and collected in U.S. dollars.

RESULTS OF OPERATIONS

  The following table sets forth for the periods indicated selected items of the Company's consolidated statements of operations as a percentage of its net revenues:

                                         FISCAL YEARS ENDED      NINE MOS. ENDED
                                      -------------------------- ---------------
                                      SEPT. 26, OCT. 2,  OCT. 1, JULY 2, JULY 1,
                                        1992     1993     1994    1994    1995
                                      --------- -------  ------- ------- -------
CONSOLIDATED STATEMENT OF OPERATIONS
DATA:
Net revenues........................    100.0%   100.0%   100.0%  100.0%  100.0%
Cost of revenues....................     28.6     38.3     27.4    28.7    25.4
                                        -----    -----    -----   -----   -----
Gross profit........................     71.4     61.7     72.6    71.3    74.6
Operating expenses:
  Research and development..........     18.8     47.8     17.8    19.0    14.7
  Sales and marketing...............     63.7     56.3     43.7    42.2    41.4
  General and administrative........     13.0     11.3      7.4     7.5     7.8
                                        -----    -----    -----   -----   -----
    Total operating expenses........     95.5    115.4     68.9    68.7    63.9
                                        -----    -----    -----   -----   -----
Income (loss) from operations.......    (24.1)   (53.7)     3.7     2.6    10.7
Other income (expense):
  Interest income...................      2.3      0.8      0.3     0.3     0.5
  Interest expense..................        -        -     (0.3)   (0.3)   (0.4)
  Other.............................        -      0.3      0.6     0.6     0.4
                                        -----    -----    -----   -----   -----
    Total other income..............      2.3      1.1      0.6     0.6     0.5
Income (loss) before provision for
 income taxes and extraordinary
 credit.............................    (21.8)   (52.6)     4.3     3.2    11.2
Provision for income taxes..........      0.5      0.3      0.4       -     1.0
                                        -----    -----    -----   -----   -----
Income (loss) before extraordinary
 credit.............................    (22.3)   (52.9)     3.9     3.2    10.2
Extraordinary credit--forgiveness of
 debt...............................        -        -      3.1     4.3       -
                                        -----    -----    -----   -----   -----
  Net income (loss).................    (22.3)%  (52.9)%    7.0%    7.5%   10.2%
                                        =====    =====    =====   =====   =====

 NINE MONTHS ENDED JULY 1, 1995 AND JULY 2, 1994

  Net revenues. Net revenues increased 29.7% to $20.2 million in the nine months ended July 1, 1995 as compared to $15.6 million for the comparable period of fiscal 1994. International revenues increased by 87.2% and domestic revenues increased by 12.3% over this same period. The primary reason for the increase was continued growth of unit sales of the Voyager and new Gemini systems. Maintenance revenue was $3.5 million and $2.7 million for the first nine months of fiscal 1995 and 1994, respectively, which represents 17.3% and 17.4% of net revenues. International sales (export sales and sales shipped by the Company's European operation) were $6.8 million and $3.6 million for the first nine months of fiscal 1995 and 1994, respectively, which represents 33.5% and 23.2% of net revenues.

  Gross profit. Gross profit was $15.1 million and $11.1 million or 74.6% and 71.3% of total net revenues for the first nine months of fiscal year 1995 and 1994, respectively. The increase in gross margin was primarily the result of a change in product mix to a greater percentage of the Voyager systems and to a lesser extent the absorption of fixed manufacturing costs over a broader revenue base.

  Research and development. Research and development expenses were $3.0 million for each of the first nine months of fiscal 1995 and 1994. Expenditures were relatively constant during the first nine months of fiscal 1995 as the Company had completed a build-up in staffing and expenses to effect its major product development program that began in fiscal 1991. As a percentage of net revenues, research and development expenses decreased to 14.7% for the first nine months of fiscal 1995 as compared to 19.0% for the first nine months of fiscal 1994. Research and development expenses are expected to increase in absolute dollars as the Company pursues product enhancement, new product development and technology development programs.

  Sales and marketing. Sales and marketing expenses were $8.4 million and $6.6 million for the first nine months of fiscal 1995 and 1994, respectively. As a percentage of net revenues, sales and marketing expenses decreased to 41.4% for the first nine months of fiscal 1995 as compared to 42.2% for the first nine months of fiscal 1994. The primary cause of the increase in absolute dollars has been an increase in the amount of presale support and benchmarking performed by field application engineers and increased commission expenses. Spending has increased in the foreign sales offices to support the increased activity in both Europe and Asia.

  General and administrative. General and administrative expenses were $1.6 million and $1.2 million for the first nine months of fiscal 1995 and 1994, respectively. As a percentage of net revenues, general and administrative expenses increased to 7.8% for the first nine months of fiscal 1995 as compared to 7.5% for the first nine months of fiscal 1994. This increase was primarily due to additional headcount.

  Provision for income taxes. The Company's effective rate of taxation was 8.7% for the first nine months of fiscal 1995. The provision for income taxes consists primarily of federal alternative minimum tax, state taxes and Japanese withholding taxes. The tax rate is substantially below the federal statutory rate due to the utilization of net operating loss carryovers. The Company had no provision for the first nine months of fiscal 1994. As of July 1, 1995, the Company had federal and state net operating loss carryforwards of approximately $12.0 million and $1.3 million respectively. The Company also had federal and California research and development tax credit carryforwards of approximately $1.0 million and $300,000 respectively. The net operating loss and credit carryforwards will expire at various dates beginning in 1997 through 2009, if not utilized.

  Utilization of the net operating losses and credits is subject to a substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code of 1986, as amended, and similar state provisions. The annual limitation may result in the expiration of net operating losses and credits before utilization.

  In February 1992, the Financial Accounting Standards Board issued Financial Accounting Standards No. 109 "Accounting for Income Taxes" ("FAS 109"), which the Company adopted in 1994. Adoption of FAS 109 did not have a material effect on the Company's results of operations or financial condition. For financial reporting purposes, a valuation allowance at July 1, 1995 of $8.6 million has been recorded to offset deferred tax assets recognized under FAS 109 primarily related to the credits on operating loss carryforwards previously described.

  Extraordinary credit--forgiveness of debt. In April 1994, the Company and Racal re-negotiated the terms of the July 1, 1993 agreement regarding the transfer, joint development and joint ownership in certain Racal technology. The new terms reduce overall payments to Racal from IKOS by $750,000 and extend the scheduled payments into fiscal 1998. This resulted in an extraordinary credit of $664,000 after being offset by certain related expenses. See Note 2 of Notes to Consolidated Financial Statements.

 FISCAL 1994, 1993 AND 1992

  Net revenues. Net revenues for fiscal 1994 were $21.6 million as compared to net revenues in fiscal 1993 of $16.5 million. This 30.9% increase was the result of the broader acceptance of the Voyager systems, partially offset by a decrease in revenues from aging products. International revenues increased by 67.7% and domestic revenues increased by 21.6% over this same period. Net revenues for fiscal 1993 were $16.5 million as compared to net revenues in fiscal 1992 of $13.9 million. This 18.5% increase was primarily the result of a 58.5% increase in domestic sales, offset in part by a 40.7% decline in international sales. The increase in domestic sales was a direct result of the initial shipments of the new Voyager systems. The decline in international sales in fiscal 1993 was primarily the result of weaker economic demand in Europe, traditionally slower adoption of the Company's products in Europe and a disproportionate emphasis on increasing U.S. sales relative to international sales. Total international sales were $5.6 million, $3.3 million and $5.6 million, or 25.8%, 20.2% and 40.3% of net revenues for fiscal 1994, 1993 and 1992.

  Gross profit. Gross profit for fiscal 1994, 1993 and 1992 was $15.7 million, $10.2 million and $9.9 million or 72.6%, 61.7% and 71.4% of net revenues, respectively. The improvement in gross margin in fiscal 1994 from fiscal 1993 was primarily the result of the shift in sales to the higher margin Voyager systems. The decrease in gross margin in fiscal 1993 from fiscal 1992 was due primarily to increased competitive pricing pressures and an aging product line.

  Research and development expenses. Research and development expenses were $3.9 million, $7.9 million and $2.6 million for fiscal 1994, 1993 and 1992, respectively. As a percent of net revenues, research and development expenses were 17.8%, 47.8% and 18.8% for fiscal 1994, 1993 and 1992, respectively. Research and development expenses in fiscal 1993 were substantially higher than both fiscal 1994 and 1992 because of a $3.6 million charge to research and development resulting from in process research and development acquired under the amended joint development agreement with Racal. In addition, the Company incurred a non-recurring engineering expense of approximately $600,000 in connection with the development of its Nsim simulator. Excluding non-recurring engineering expense and acquired in-process research and development, the Company's research and development expenses increased from fiscal 1992 through fiscal 1994 as a result of the Company's major product development program.

  Sales and marketing expenses. Sales and marketing expenses were $9.4 million, $9.3 million and $8.9 million in fiscal 1994, 1993 and 1992 or 43.7%, 56.3% and 63.7% of net revenues, respectively. Sales and marketing expenses increased in absolute dollars due to an increase in commission expense, which is a function of revenues, but decreased as a percentage of net revenues due to an overall increase in net revenues.

  General and administrative expenses. General and administrative expenses were $1.6 million, $1.9 million and $1.8 million for fiscal 1994, 1993 and 1992, or 7.4%, 11.3% and 13.0% of net revenues, respectively. The decrease in expenses from fiscal 1993 to fiscal 1994 was primarily the result of the salary expense incurred for a senior executive officer for almost all of fiscal 1993 and none in fiscal 1994.

  Provision for income taxes. The Company's tax provision for fiscal 1994, 1993 and 1992 primarily relates to foreign withholding taxes.

  Extraordinary credit--forgiveness of debt. In April 1994, the Company and Racal re-negotiated the terms of the July 1, 1993 agreement regarding the transfer, joint development and joint ownership in certain Racal technology. The new terms reduce overall payments to Racal from IKOS by $750,000 and extends the scheduled payments into fiscal 1998. This resulted in an extraordinary credit of $664,000 after being offset by certain related expenses.

QUARTERLY RESULTS

  The following table sets forth certain quarterly financial information for fiscal 1994 and the first three quarters of fiscal 1995. This information is derived from unaudited financial statements that include, in the opinion of management, all normal recurring accruals necessary for a fair presentation of the information set forth therein. The operating results for any quarter are not necessarily indicative of results to be expected for any future period.

                                    FISCAL 1994                    FISCAL 1995
                          ---------------------------------  -------------------------
                                               QUARTERS ENDED
                          ------------------------------------------------------------
                                   (IN THOUSANDS, EXCEPT PER SHARE DATA)
                          JAN. 1, APR. 2,  JULY 2,  OCT. 1,  DEC. 31, APR. 1,  JULY 1,
                           1994    1994     1994     1994      1994    1995     1995
                          ------- -------  -------  -------  -------- -------  -------
Net revenues............  $4,796  $5,309   $5,460   $6,071    $6,108  $6,680   $7,395
Cost of revenues........   1,360   1,481    1,618    1,471     1,644   1,663    1,826
                          ------  ------   ------   ------    ------  ------   ------
  Gross profit..........   3,436   3,828    3,842    4,600     4,464   5,017    5,569
Operating expenses:
  Research and develop-
   ment.................     968     984    1,002      907       919   1,035    1,012
  Sales and marketing...   2,051   2,301    2,223    2,872     2,582   2,686    3,085
  General and adminis-
   trative..............     379     401      386      430       483     551      542
                          ------  ------   ------   ------    ------  ------   ------
    Total operating ex-
     penses.............   3,398   3,686    3,611    4,209     3,984   4,272    4,639
Income from operations..      38     142      231      391       480     745      930
Other income (expense):
  Interest income.......      14      14       21       20        23      26       42
  Interest expense......       -     (11)     (33)     (31)      (38)    (25)     (23)
  Other.................      29      29       29       53        29      29       29
                          ------  ------   ------   ------    ------  ------   ------
    Total other income..      43      32       17       42        14      30       48
Income before provision
 for income taxes
 and extraordinary
 credit.................      81     174      248      433       494     775      978
Provision for income
 taxes..................       -       -        -       95        46      60       90
                          ------  ------   ------   ------    ------  ------   ------
Income before extraordi-
 nary credit............      81     174      248      338       448     715      888
Extraordinary credit--
 forgiveness of debt....       -       -      664        -         -       -        -
                          ------  ------   ------   ------    ------  ------   ------
  Net income............  $   81  $  174   $  912   $  338    $  448  $  715   $  888
                          ======  ======   ======   ======    ======  ======   ======
Earnings per share:
  Income before extraor-
   dinary credit........  $ 0.01  $ 0.03   $ 0.04   $ 0.06    $ 0.08  $ 0.12   $ 0.14
  Extraordinary credit..       -       -     0.12        -         -       -        -
                          ------  ------   ------   ------    ------  ------   ------
    Net income..........  $ 0.01  $ 0.03   $ 0.16   $ 0.06    $ 0.08  $ 0.12   $ 0.14
                          ======  ======   ======   ======    ======  ======   ======
Common and common equiv-
 alent shares used in
 computing per share
 amounts................   5,666   5,697    5,615    5,626     5,783   6,011    6,281
                          ======  ======   ======   ======    ======  ======   ======

  The following table presents certain operating statement items expressed as a percentage of net revenues for each quarter of fiscal 1994 and for the first three quarters of fiscal 1995.

                                    FISCAL 1994                 FISCAL 1995
                          ------------------------------- ------------------------
                                               QUARTERS ENDED
                          --------------------------------------------------------
                          JAN. 1, APR. 2, JULY 2, OCT. 1, DEC. 31, APR. 1, JULY 1,
                           1994    1994    1994    1994     1994    1995    1995
                          ------- ------- ------- ------- -------- ------- -------
Net revenues............   100.0%  100.0%  100.0%  100.0%  100.0%   100.0%  100.0%
Cost of revenues........    28.3    27.9    29.6    24.2    26.9     24.9    24.7
                           -----   -----   -----   -----   -----    -----   -----
  Gross profit..........    71.7    72.1    70.4    75.8    73.1     75.1    75.3
Operating expenses:
  Research and develop-
   ment.................    20.2    18.5    18.4    14.9    15.0     15.5    13.7
  Sales and marketing...    42.8    43.3    40.7    47.3    42.3     40.2    41.7
  General and adminis-
   trative..............     7.9     7.6     7.1     7.1     7.9      8.2     7.3
                           -----   -----   -----   -----   -----    -----   -----
    Total operating ex-
     penses.............    70.9    69.4    66.2    69.3    65.2     63.9    62.7
Income from operations..     0.8     2.7     4.2     6.5     7.9     11.2    12.6
Other income (expense):
  Interest income.......     0.3     0.3     0.4     0.3     0.4      0.4     0.6
  Interest expense......       -    (0.2)   (0.6)   (0.5)   (0.6)    (0.4)   (0.3)
  Other.................     0.6     0.5     0.5     0.9     0.5      0.4     0.3
                           -----   -----   -----   -----   -----    -----   -----
    Total other income..     0.9     0.6     0.3     0.7     0.3      0.4     0.6
Income before provision
 for income taxes and
 extraordinary
 credit.................     1.7     3.3     4.5     7.2     8.2     11.6    13.2
Provision for income
 taxes..................       -       -       -     1.6     0.8      0.9     1.2
                           -----   -----   -----   -----   -----    -----   -----
Income before extraordi-
 nary credit............     1.7     3.3     4.5     5.6     7.4     10.7    12.0
Extraordinary credit--
 forgiveness of debt....       -       -    12.2       -       -        -       -
                           -----   -----   -----   -----   -----    -----   -----
  Net income............     1.7%    3.3%   16.7%    5.6%    7.4%    10.7%   12.0%
                           =====   =====   =====   =====   =====    =====   =====

  Gross profit generally increased quarter-to-quarter as a percentage of net revenues over the seven quarter period but decreased from the second quarter to the third quarter of fiscal 1994 and from the fourth quarter of fiscal 1994 to the first quarter of fiscal 1995 due to price variances among customer transactions. Research and development expenses were relatively constant in dollar amounts but decreased as a percentage of net revenues due to the increase in net revenues during the period. Sales and marketing expenses were relatively constant as a percentage of net revenues during the seven quarter period, except for a large increase in the fourth quarter of fiscal 1994 due to increased sales commissions.

  The Company's quarterly operating results have in the past and may in the future vary significantly depending on factors such as the timing of customer development projects and related purchase orders to purchase the Company's hardware-assisted simulation systems, new product announcements and releases by the Company and other companies, gain or loss of significant customers, price discounting of the Company's products, the timing of expenditures in anticipation of increased sales, customer product delivery requirements, availability and cost of components or labor and economic conditions generally and in the electronics industry specifically. Any unfavorable change in these or other factors could have a material adverse effect on the Company's operating results for a particular quarter. Many of the Company's customers order on an as-needed basis and often delay delivery of firm purchase orders until their project commencement dates are determined, and, as a result, the Company operates with no significant backlog. Quarterly revenue and operating results will therefore depend on the volume and timing of orders received during the quarter, which are difficult to forecast accurately. Operating results in any period should not be considered indicative of the results to be expected for any future period, and there can be no assurance that the Company's net revenues will continue to increase, that its recent rate of quarterly revenue and earnings growth will be sustained, or that the Company will remain profitable in any future period. See "Risk Factors--Potential Fluctuations in Quarterly Results."

LIQUIDITY AND CAPITAL RESOURCES

  Since inception, the Company has financed its operations, including increases in accounts receivable and inventory and capital equipment acquisitions, primarily through private and public sales of equity securities and a loan secured by capital equipment. In addition, the Company's operations provided cash during fiscal 1994 and the first nine months of fiscal 1995.

  Operating Activities. The Company's operating activities provided cash of $2.0 million in the first nine months of fiscal 1995 and $1.4 million in fiscal 1994 and used cash of $686,000 in fiscal 1993 and $858,000 in fiscal 1992. For the first nine months of fiscal 1995 and fiscal 1994, net cash provided by operating activities resulted primarily from net income adjusted for depreciation and amortization, which was partially offset by increases in accounts receivable associated with increases in net revenues. In fiscal 1993 and 1992, the net cash used in operating activities was primarily the result of net losses.

  Investing Activities. Other than the purchase and sale of short-term investments, investment activities were comprised primarily of capital expenditures of $726,000, $959,000, $1.0 million and $1.3 million for the first nine months of fiscal 1995 and for fiscal 1994, 1993 and 1992, respectively. Capital expenditures were primarily for evaluation equipment, engineering workstations and the Company's own hardware simulators which were used for research and development and benchmarking purposes.

  In accordance with Statement of Financial Accounting Standards No. 86, the Company capitalizes eligible computer software costs upon achievement of technological feasibility subject to net realizable value considerations. The Company had defined technological feasibility as completion of a working model. For the nine months ended July 1, 1995 and July 2, 1994, such capitalizable costs were insignificant. Accordingly, the Company has charged all such costs to research and development expenses for these periods. For fiscal 1994, the Company did not capitalize any costs for software. For fiscal 1993 and 1992, the Company capitalized $513,000 and $1.0 million, respectively.

  Financing Activities. During the first nine months of fiscal 1995 and during fiscal 1994, 1993 and 1992, the Company received cash of $540,000, $68,000, $50,000 and $65,000, respectively, upon the exercise of options to purchase Common Stock.

  The Company borrowed $750,000 under an equipment purchase loan in fiscal 1994. The Company's principal payments on long term borrowing were $383,000, $683,000, $335,000 and $180,000 for the first nine months of fiscal 1995 and for fiscal 1994, 1993, and 1992, respectively. See Note 2 of Notes to Consolidated Financial Statements.

  The Company's primary unused sources of funds at July 1, 1995 consisted of $4.8 million of cash and cash equivalents, in addition to $579,000 of short-term investments. The Company expects to make capital expenditures throughout the remainder of fiscal 1995 and fiscal 1996. The Company believes that net proceeds from this offering, together with cash and cash generated from operations, will be sufficient to finance its operations through at least the end of fiscal 1996. To the extent necessary, the Company may also use bank borrowings and capital leases depending on the terms available. The Company's cash requirements in the future may also be financed through additional equity or debt financings. There can be no assurance that such financing can be obtained on favorable terms, if at all.

                                   BUSINESS

THE COMPANY

  IKOS Systems, Inc. ("IKOS" or the "Company") develops, manufactures, markets and supports high-performance hardware-assisted systems for simulation of integrated circuits (ICs) and IC-based electronic systems. The Company's strategy is to serve the needs of a growing universe of IC designers for fast, accurate simulation of complex IC designs through its family of hardware and software simulation systems. The Company sells its products to a broad range of customers in the communications, semiconductor, multimedia/graphics, computer, aerospace and consumer electronics industries, such as S3, Cirrus Logic, Advanced Micro Devices, SGS-Thomson Microelectronics, Texas Instruments, AT&T and Fuji-Xerox.

INDUSTRY BACKGROUND

  There has been substantial growth in the market for high performance, complex ICs for communications, multimedia, graphics, computing and other applications. These products have been enabled, in significant part, by improvements in silicon process technology which have made possible the design and manufacture of these increasingly complex, high performance ICs. Semiconductor manufacturers have integrated an increasing number of functions onto a single IC, causing the complexity of these semiconductor devices to increase exponentially over the last 15 years. Designers currently are creating ICs consisting of, in some cases, millions of gates implemented in deep submicron, or less than 0.6 micron, geometries. Dataquest, a market research firm, estimates that almost 1,000 application specific integrated circuit (ASIC) designs with greater than 100,000 gates will be started in 1995 and this number will increase to approximately 2,000 in 1996 and 3,200 in 1997. At the same time, competitive pressures are forcing designers to shorten development cycles in order to gain the economic benefits of earlier product introduction.

  The electronic design automation ("EDA") industry has provided technology and design automation tools which have been essential to the advances that have occurred within the electronics industry over the last 20 years. EDA was first used to help manage design complexity in the 1970's with computer-aided design tools for automating the design of the physical layout of ICs and printed circuit boards. In the early 1980's, computer-aided engineering ("CAE") was introduced to further manage the complexity of logic design. In the late 1980's, the development of high level design automation ("HLDA") tools enabled design creation that was faster and at higher levels of abstraction than previous CAE tools. Hardware description languages such as IEEE standard VHDL and Verilog were used to create complex designs expressed in English. These languages, which act in a manner similar to high level software languages such as C++, Cobol and Fortran, allow the expression of design ideas and functionality at a level that is independent of the silicon implementation. Logic synthesis is then used to convert the language-based design to the detailed gate level description required for physical layout tools that generate manufacturing information. However, while EDA design tools have brought greater efficiency and productivity to the IC design process, advances in EDA simulation technology have not kept pace with the requirements for simulating more complex IC designs.

  The Company believes that as the density and complexity of electronic systems designs increase, so does the need for more thorough design simulation in the IC design process. Simulation is the process of utilizing computer models of circuit logic and test programs to evaluate the functionality and performance of the designed electronic circuits before committing to prototyping of the actual design. The individual components of an IC may be represented at different levels of abstraction. For example, an IC can be described at different levels of detail or hierarchy, ranging from transistors to gates (typically groups of four transistors) to functional or behavioral blocks, which can be comprised of a large number of gates. The traditional approach to simulation, before the advent of language-based design, was at the gate level. Language-based or functional simulation creates an opportunity to simulate designs earlier in the design cycle, or at the functional or behavioral block level, before the gate level structure of a design is known. Software simulators operating on general purpose workstations are customarily used to verify the high level specifications and detect design inconsistencies.

                               IC DESIGN PROCESS
              USING HIGH-LEVEL LANGUAGE, SYNTHESIS AND SIMULATION


             [GRAPHIC SHOWING COMPLEXITY OF IC DESIGN PROCESS AND
     RESULTING DIFFICULTIES IN FUNCTIONAL AND TIMING DESIGNS APPEARS HERE]


  Simulation of complex IC designs has become increasingly difficult to accomplish because increased functional complexity demands more thorough verification, increased gate count demands more simulation capacity and increased gate density demands more timing accuracy. The Company believes that the need for accurate and timely simulation and verification of complex IC designs cannot be satisfied by existing software simulators operating on general purpose workstations. Due to lack of simulation capacity, software simulation of complex IC designs at the lower, or gate, level of abstraction can take multiple hours or days to be completed. Software simulators can verify more complex designs by simulating at higher, or the behavioral, level of abstraction but without the ability to accurately model timing information required for the interconnection of gates and transistors of the IC. The Company believes that this high level simulation is not sufficiently comprehensive because timing problems inherent in complex ICs have not been effectively addressed at the behavioral level.

THE IKOS SOLUTION

  The Company's mission is to be the leading supplier of simulation tools for the verification of complex IC designs. The Company defines a complex IC design as a design with 100,000 or more gates. The Company believes that rapid and comprehensive simulation of complex ICs can best be achieved by simulation systems incorporating dedicated hardware and software, as these technologies enable the iterative, mixed-level simulation demanded by complex IC designs. Simulation most efficiently begins at the behavioral level so that architectural problems can be found before the time and effort is expended to implement the gate level design. Simulation must then be performed at the gate level to address timing problems. Using an IKOS system, a designer may iteratively simulate at the behavioral level and the gate level under a consistent framework and intuitive user interface to ensure that the design is correct. In addition, IKOS products provide for mixed-level simulation or the ability to perform behavioral level simulation in tandem with gate level simulation. Mixed-level simulation allows an IC designer to insert newly developed gate level details into the behavioral level design and simultaneously simulate at both levels of abstraction, thereby reducing the time to simulate and verify a complex IC design.

  IKOS designs and markets systems which include software and hardware based simulation algorithms. The hardware algorithm is implemented in a proprietary processor used to form a massively parallel simulation engine. The IKOS simulation systems reduce the time-consuming process of simulation of an IC design, thereby potentially improving time-to-market of the final product and the productivity of the IC design. Based on a simulation benchmark report published by a third party, the IKOS combined hardware and software system enables gate-level simulation of a complex ICs to be completed 50 to 100 times faster than software simulators operating on general purpose workstations. For example, in one case, a gate-level simulation which required in excess of four days using a gate-level software simulation system was completed in approximately one hour using an IKOS simulation system. The software components of the IKOS simulation systems run on Sun Microsystems, Inc. and Hewlett-Packard Company workstations.

              IKOS SOLUTION AND PRODUCTS IN THE IC DESIGN PROCESS

   IC Design Process        Function of             IKOS Products
                            IKOS Solution              Employed

                       Software simulation of       For VHDL:
                       VHDL and Verilog-XL           Voyager VS
                       designs; mixed-level          (behavioral)
                       simulation with hardware      Voyager CS
                       acceleration                  (mixed-level)
                                                     Voyager CSX (hardware
                                                     accelerated)
                                                    For Verilog:
                                                     Gemini CSX
                                                     (mixed-level)


                       Hardware assisted            Nsim linked to
                       simulation of gate-level     Voyager
                       designs; mixed-level         via Voyager CSX for
                       simulation with hardware     VHDL or Gemini via
                       acceleration                 Gemini CSX
                                                    for Verilog-XL




        [GRAPHIC SHOWING IC DESIGN PROCESS, RELATED FUNCTIONS OF IKOS' SOLUTION AND THE VARIOUS IKOS PRODUCTS EMPLOYED IN SUCH SOLUTION APPEARS HERE]

IKOS STRATEGY

  Since its inception, the Company has developed and introduced products incorporating a number of innovations in hardware-assisted simulation. The Company's strategy is to serve the needs of a growing universe of IC designers for fast, accurate simulation of complex IC designs through its family of hardware and software simulation systems. The key elements of this strategy are the following:

  Maintain Leadership in Mixed-Level, Hardware-Assisted Simulation Tools. The Company intends to continue to invest significant resources to expand its set of core technologies, including improvements in the Company's hardware and software performance and greater IC modeling performance at the different levels of design verification, and to enhance and support its products. The Company also intends to continue to invest significant resources to enhance its mixed level or co-simulation technology that provides for simultaneous operation of software simulation at the behavioral level and hardware acceleration at the gate level. In addition, the Company plans to develop new products that will enable IC designers to simulate the higher density ICs enabled by future generations of silicon process technology.

  Target the Growing Universe of Designers of Complex ICs. The Company intends to continue to market and sell its hardware-assisted simulation systems to the increasingly diverse group of designers of complex ICs. The set of engineers designing complex ICs has expanded to include electronic system designers and designers working for fabless semiconductor companies and ASIC, full custom and standard IC manufacturers. In addition, the Company believes that the market for simulation of complex ICs is growing due to the increasing number of complex ICs being designed and the wider use of deep submicron process technology.

  Conform to Industry Standards. The Company believes that its support of industry standards allows system and IC designers to employ its products as an integral part of the entire design process. The Company's systems accept designs created in VHDL and Verilog-XL, the two most commonly used hardware description languages. In addition, the Company's software utilizes the Motif standard for graphical user interfaces and operates on the UNIX operating system. The Company believes that its interface with commonly used design environments facilitates the adoption and use of its products.

  Develop Strategic Relationships with Key Accounts. The Company sells its products to a broad range of customers in the communications, semiconductor, multimedia/graphics, computer, aerospace and consumer electronics industries. The Company employs a technically-oriented sales force and applications engineering team to serve the needs of existing and prospective customers. The Company focuses on demonstrating the value of its hardware assisted solutions to key customers in each segment. These key relationships serve as strong references for the Company's products and help specify technical requirements for future generations of the Company's tools.

  Provide Comprehensive Cell Libraries and Library Development Tools. The Company believes that IC cell libraries greatly facilitate ease of use and accuracy of simulation systems and that the extensive libraries and library development tools provided by the Company are a competitive advantage over other simulation solutions. The Company has fostered relationships with IC manufacturers such as American Microsystems, Inc., LSI Logic Corporation, VLSI Technology, Inc., Toshiba, Texas Instruments Incorporated and NEC Corporation in order to obtain the design specifications necessary for the development of cell libraries and library development tools.

PRODUCTS

  IKOS markets high performance IC design simulation systems consisting of hardware and software. In the IKOS system, critical simulation algorithms are implemented in hardware to enhance performance. The software components of the IKOS solution include behavioral-level simulation software, interfaces to integrate the IKOS system with other EDA tools and cell libraries and library development tools for modeling of ICs. IKOS simulation systems run on Sun Microsystems, Inc. and Hewlett-Packard Company workstations.

  The following is a description of the products offered by the Company:

  Voyager VS. Voyager VS is the Company's VHDL software simulator. It provides the behavioral simulation kernel and the design data management framework for the remainder of the Voyager product series. Voyager VS fully complies with the IEEE-1076 VHDL Language Reference Manual, and has an easy-to-use graphical user interface and a powerful early stage design and debug tool. Both third party and user-developed behavioral models are supported through flexible interfaces to the simulation kernel, and user-programmable output formatting allows Voyager VS to integrate with the in-house tools of IC vendors and high-end customers.

  Voyager CS. Voyager CS is a mixed-level (behavioral and gate-level) software simulator that combines the functional simulation capabilities of Voyager VS with a gate-level software simulator. This software simulator provides the same simulation as the Company's hardware simulator by using the same gate level algorithms and IC libraries utilized by the IKOS Nsim hardware simulator family. By using Voyager CS, simulation problems due to library errors and mismatches between simulation algorithms can be avoided. Voyager CS is also used by IC vendors for library development. Voyager CS is designed to enable an IC designer to transition easily from software-based simulation to hardware-assisted simulation.

  Voyager CSX. Voyager CSX links the Nsim accelerator to Voyager CS to enable an IC designer to perform functional, gate-level or mixed-level hardware-assisted simulation. The key technology behind Voyager CSX is embedded in the IKOS SimLink, which allows multiple simulation engines to share the work in a single simulation. SimLink manages the design partitioning between the software and the hardware algorithms, and provides efficient time synchronization and fast event exchange.

  Voyager FS. The Company plans to begin production shipments in the fourth quarter of calendar 1995 of the Voyager FS, the newest software product of its Voyager product series. Voyager FS is a concurrent fault simulator that uses the same libraries as Nsim and provides high-performance fault simulation, using software. Fault simulation is used to verify the quality and completeness of tests developed for the design once it is manufactured. The Company believes that Voyager FS currently is the only product that allows the same VHDL test patterns used by the design engineer for logic simulation to also be used by the test engineer for fault simulation. Voyager FS runs on standard workstations manufactured by Sun and Hewlett-Packard.

                         THE IKOS VOYAGER ENVIRONMENT


             [GRAPHIC DEPICTING THE IKOS VOYAGER ENVIRONMENT WITH
          VOYAGER VS, VOYAGER CS AND VOYAGER FS INTERFACING WITH THE
                   NSIM SIMULATOR VIA SIMLINK APPEARS HERE]

  Gemini CSX. Customer shipments of Gemini CSX began in June of 1995. Gemini CSX links Cadence's Verilog-XL software simulator with the IKOS Nsim simulator to provide a mixed-level Verilog simulation system. Gemini CSX uses the IKOS SimLink together with SimMatrix, developed by Precedence Incorporated ("Precedence"), to enable concurrent hardware-assisted gate-level simulation by IKOS Nsim and software behavioral-level simulation by Cadence Verilog-XL. The Company has been granted a license by Precedence to use, market and distribute the SimMatrix interface in return for certain development fees and royalties.

                          THE IKOS GEMINI ENVIRONMENT


               [GRAPHIC DEPICTING GEMINI CSX LINKING VERILOG-XL
               SOFTWARE SIMULATOR WITH IKOS' NSIM APPEARS HERE]


  Nsim. This family of high performance special purpose computers is used with Voyager CSX and Gemini CSX. Nsim computers incorporate proprietary algorithms implemented in IKOS-designed ASICs under a massively parallel architecture to accelerate gate-level simulation. The entry level Nsim4 supports functional verification for IC designs with 300,000 gates and full-timing simulation for deep sub-micron ICs with 50,000 to 75,000 gates of random logic. The next member of the family, Nsim8, supports functional verification for IC designs with 600,000 gates, and full-timing simulation for deep sub-micron ICs with 100,000 to 150,000 gates of random logic. The Nsim64 and Nsim256 are expandable, multi-user accelerators that support functional verification for 20 million gate systems, and full-timing simulation for 4 to 5 million gates of random logic. The Company has completed the design of the Nsim256 architecture but has not to date received an order for an Nsim256 system. The Company anticipates that it will take up to nine months to complete manufacture of the first Nsim256 system. The first Nsim shipped in June 1993 and there are approximately 150 Nsim simulators installed at over 50 customers to date.

  Cell Libraries and Library Development Tools. IKOS promotes the use of its simulation systems by providing library development tools that permit IKOS, manufacturers and end-users to create and maintain current libraries. These libraries provide the required functional and timing specifications of a particular manufacturer's technology. The architecture of IKOS simulators was specifically designed to facilitate the development of libraries. IKOS has worked with IC manufacturers such as American Microsystems, Inc., LSI Logic Corporation, VLSI Technology, Inc., Toshiba, Texas Instruments Incorporated and NEC to enable customers to simulate complex designs using IKOS systems prior to manufacture of the ICs by these IC vendors.

  The following table provides a summary of IKOS product offerings:


                                                              CALENDAR QUARTER OF FIRST
  PRODUCT FAMILY     PRODUCT            KEY FEATURES                  SHIPMENT:
---------------------------------------------------------------------------------------
  Software
  Simulators
                   Voyager VS  VHDL Simulator                          Q3 1992
                   Voyager CS  VHDL and Gate-Level Simulator           Q2 1993
                   Voyager FS  Concurrent Fault Simulator              (1)
                   Voyager CSX VHDL Simulator with SimLink             Q1 1993
                   Gemini CSX  SimLink to Verilog-XL                   Q2 1995
--------------------------------------------------------------------------------
  Nsim
  Hardware
                   Nsim4       Single-User 192K Primitives(2)          Q2 1993
                   Nsim8       Single-User 448K Primitives             Q2 1993
                   Nsim64      Multi-User/Expandable/up to
                                4M Primitives                          Q2 1993
                   Nsim256     Multi-User/Expandable/up to
                                16M Primitives                         (3)
--------------------------------------------------------------------------------

 1 The Company plans commercial release of this product in the fourth quarter of calendar 1995.

2 A single Nsim primitive will model 1.5 equivalent logic gates for functional simulation and 1/3 to 1/4 gate for full-timing, submicron IC simulation.

 3  To date the Company has not received an order for this product.

  U.S. list prices for the Company's software products currently range from approximately $10,000 to $40,000 and for the Company's hardware family currently range from approximately $80,000 to over $1.0 million.

CUSTOMERS

  IKOS sells its products to a broad range of companies including those in the communications, semiconductor, multimedia/graphics, computer, aerospace and consumer electronics industries. No customer accounted for over 10% of the Company's net revenues in fiscal 1993. One customer, Motorola, Inc., and one distributor, Itochu & Co., Ltd in Japan, accounted for 17.7% and 10.1%, respectively, of the Company's net revenues in fiscal 1994. One distributor, Itochu & Co., Ltd in Japan and one customer, S3 Incorporated, accounted for 15.3% and 11.5%, respectively, of the Company's net revenues for the first nine months of fiscal 1995. A number of the Company's customers use IKOS products for multiple applications. Certain of the Company's major customers are listed below based upon the major application for which the Company believes the customer is using the IKOS system.

COMMUNICATIONS               MULTIMEDIA/GRAPHICS      ASIC MANUFACTURERS
 . ADC Telecommunications, Inc.
                             . ASCII Corporation      . American Microsystems,
 . Alcatel Nework Systems, Inc.                          Inc.
                             . Cirrus Logic, Inc.
 . AT&T Corp.                 . Ikegami Electronics    . Epson America, Inc.
 . Cabletron Systems, Inc.    . Oak Technology, Inc.   . Mitsubishi Electronics
 . CommQuest Technologies, Inc.                          America, Inc.
                             . S3 Incorporated
 . Motorola, Inc.             . Silicon Graphics, Inc. . SGS-Thomson
 . Scientific Atlanta Inc.                               Microelectronics Inc.
 . Siemens AG                                          . Texas Instruments
 . Tellabs Inc.                                          Incorporated

COMPUTERS/PERIPHERALS        AEROSPACE                CONSUMER ELECTRONICS
 . Acer, Inc.                 . Allen-Bradley Co.      . Fuji-Xerox
 . Advanced Micro Devices, Inc.
                             . Hughes Aircraft Co.    . JVC America, Inc.
 . Cyrix Corp.                . Raytheon Co.           . Sony America Corp.
 . Hewlett-Packard Company    . TRW Inc.               . Toshiba America Inc.
 . NEC Corporation
 . Philips Semiconductors Inc.

SALES AND MARKETING

  The Company markets its products and services primarily through its direct sales and service organization. The Company employs a technically-oriented sales force and application engineering team to serve the needs of existing and prospective customers. IKOS' direct sales strategy concentrates on those companies that it believes are key users and designers of ICs and IC-based systems for high-performance applications. IKOS currently maintains direct sales and support offices in the following states: Arizona, California, Minnesota, New Hampshire, New Jersey and Texas. IKOS makes direct sales internationally in Japan and in Central Europe through a wholly-owned German subsidiary and sales offices in England, France and Japan. The sales process is supported with a broad range of marketing programs which include trade shows, direct marketing, public relations and advertising. From time to time the Company may enter into joint marketing agreements with other EDA companies and technology partners to increase market acceptance of the Company's simulation systems.

  International sales accounted for approximately 33.5% and 23.2% of the Company's net revenues for the nine month periods ended July 1, 1995 and July 2, 1994, respectively, and 25.8%, 20.2% and 40.3% of the Company's net revenues in fiscal 1994, 1993, and 1992, respectively. In addition to its direct sales activities in foreign countries, the Company has developed distributor relationships in Europe and Asia. The Company expects that international sales will continue to account for a significant portion of its revenues, and plans to continue to expand its international sales and distribution channels. Although the Company has attempted to reduce the risk of fluctuations in exchange rates associated with international revenues by selling its systems for United States currency only, the Company pays the expenses of its international operations in local currencies and does not engage in hedging transactions with respect to such obligations. Currency exchange fluctuations in countries in which the Company sells its systems could have a material adverse effect on the Company by resulting in pricing that is not competitive with prices denominated in local currencies. Furthermore, there can be no assurance that the Company will be able to continue to sell its systems internationally for United States currency. International sales are subject to a number of other inherent risks. See "Risk Factors--International Sales."

  The Company provides hardware and software maintenance and support on a contractual basis after the initial product warranty has expired. Hardware support is provided on an on-site or on a return and repair basis. The Company provides software support via a toll-free telephone line. Customers with software maintenance coverage also receive regular software releases from the Company. Foreign distributors generally provide customer training, service and support for the products they sell.

MANUFACTURING AND SUPPLIERS

  The Company performs final assembly and test of all its products in its Cupertino, California facility. The Company utilizes third parties for all major subassembly manufacturing, including printed circuit boards and custom ICs. The Company has a testing and qualification program to ensure that all subassemblies meet the Company's specifications before going into final assembly and test.

  Certain key components used in the Company's products are presently available from sole or limited sources. The inability to develop alternative sources for these sole or limited source components or to obtain sufficient quantities of these components could result in delays or reductions in product shipments which could adversely affect the Company's operating results. The Company's systems use proprietary ASICs that are currently manufactured by AMI and subassemblies that are manufactured by Micron. The Company generally purchases these components, including semiconductor memories used in the Company's hardware simulators, pursuant to purchase orders placed from time to time in the ordinary course of business and has no supply arrangements with any of these source suppliers that require the suppliers to provide components in guaranteed quantities or at set prices. Any prolonged inability to obtain components or subassemblies in sufficient quantities or quality or on favorable pricing or delivery terms, or any other circumstances that would require the Company to seek alternative sources of supply, could have a material adverse effect on the Company's operating results and could damage the Company's relationships with its customers. See "Risk Factors--Dependence Upon Certain Suppliers."

PRODUCT DEVELOPMENT

  The Company's ongoing product development activities include: the enhancement of current products, including the ability to simulate and verify the design of higher gate count ICs and to offer a greater degree of integration with EDA tools; the development of new product options and features, including new library tools and the research and development of new technologies for use in future products.

  The Company's research and product development organization included 30 engineers at July 1, 1995 of whom 24 were engaged principally in software development. During the first nine months of fiscal 1995, the Company spent approximately $3.0 million on research and development and during fiscal 1994, 1993 and 1992, the Company spent approximately $3.9 million, $7.9 million and $2.6 million, respectively, on research and development. The Company's research and development costs, including costs of software development before technological feasibility, are expensed as incurred. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

COMPETITION

  The EDA industry is highly competitive and rapidly changing. The Company's products are specifically targeted at the emerging portion of the industry relating to complex designs that the Company believes benefit from hardware-assisted simulation. To date, substantially all of the Company's revenue has resulted from sales to this segment of the market. The Company currently experiences competition from hardware-assisted simulation-based systems sold by Zycad and traditional software verification methodologies. As a result of the lack of general familiarity by potential users of hardware-assisted simulation systems, the Company must educate potential customers with respect to the benefits of hardware-assisted simulation in order for such customers to consider the Company's systems for use within their EDA design process. The Company expects competition in the market for verification tools at all levels of simulation to increase as other companies attempt to introduce new products and product enhancements. Moreover, the Company competes, and expects that it will continue to compete, with established EDA companies. A number of these companies have longer operating histories, significantly greater financial, technical and marketing resources, greater name recognition and larger installed customer bases than the Company. In addition, many of these competitors and potential competitors have established relationships with current and potential customers of the Company and offer a broader and more comprehensive product line. Increased competition could result in price reductions, reduced margins and loss of market share, all of which could materially adversely affect the Company. In addition, current competitors or other entities may develop other products that have significant advantages over the Company's products. There can be no assurance that the Company will be able to compete successfully against current and future competitors or that competitive pressures faced by the Company will not materially adversely affect its operating results.

  The Company competes on the basis of certain factors, including product performance, price, support of industry standards, technical support and customer service, timely introduction of new products, ease of use and reputation. The Company believes that it currently competes favorably overall with respect to these factors, particularly, product performance including the ability of customers to reduce design time or iterations, and technical support and customer service.

PROPRIETARY RIGHTS

  The Company's success and ability to compete is dependent in part upon its proprietary technology. The Company relies on patent, trademark, trade secret and copyright law to protect its technology. The Company currently holds three U.S. patents. However, there can be no assurance that any patent owned by the Company will not be invalidated, circumvented or challenged, that the right granted thereunder will provide competitive advantages to the Company or that any of the Company's future patent applications, whether or not challenged by applicable governmental patent examiners, will be issued with the scope of the claims sought by the Company, if at all. Furthermore, there can be no assurance that others will not develop technologies that are similar or superior to the Company's technology, duplicate the Company's technology or design around the patents owned by the Company. The Company generally enters into confidentiality or license agreements with its employees, distributors and customers, and limits access to and distribution of its software, documentation and other proprietary information. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use the Company's products or technology without authorization, or to develop similar technology independently. In addition, effective copyright and trade secret protection may be unavailable or limited in certain foreign countries. The Company has also granted Racal a security interest in certain VHDL simulation software jointly developed by the Company and Racal with respect to payment of a promissory note to Racal by the Company with a current balance of $1.85 million. In the event that the Company defaults in the payment of the promissory note, Racal may obtain all rights to the software, including access to the source code of the software.

  From time to time the Company has received, and may receive in the future, notice of claims of infringement of other parties' proprietary rights. Although the Company does not believe that its products infringe the proprietary rights of any third parties, there can be no assurance that infringement or invalidity claims (or claims for indemnification resulting from infringement claims) will not be asserted against the Company or that any such assertions will not materially adversely affect the Company's business, financial condition or results of operations. Irrespective of the validity or the successful assertion of such claims, the Company could incur significant costs with respect to the defense thereof which could have a material adverse effect on the Company's business, financial condition or results of operations. If any claims or actions are asserted against the Company, the Company may seek to obtain a license under a third party's intellectual property rights. There can be no assurance, however, that under such circumstances, a license would be available under reasonable terms or at all.

  The Company also relies on certain software which it licenses from third parties, including software which is integrated with internally developed software and used in the Company's systems to perform key functions. There can be no assurance that these third party software licenses will continue to be available to the Company on commercially reasonable terms or otherwise. The loss of or inability to maintain any of these software licenses could result in delays or reductions in product shipments until equivalent software could be identified, licensed and integrated, which would adversely affect the Company's operating results. In particular, the Company has a software license agreement with Compass Design Automation, Inc. pursuant to which the Company licenses certain VHDL tool integration software. This agreement is renewed annually unless terminated by notice by either party. Loss of this license in the near term could materially adversely affect the Company's operating results. See "Risk Factors--Proprietary Rights."

EMPLOYEES

  As of July 1, 1995 the Company employed a total of 125 persons, consisting of 73 in marketing, sales and support, 9 in manufacturing, 30 in research, development and engineering, and 13 in finance, administration and other capacities. The Company has never had a work stoppage. None of its employees is represented by a labor organization, and the Company considers its relations with its employees to be good.

  The Company's future performance depends in significant part upon attracting and retaining key technical, sales, senior management and financial personnel. Competition for such personnel is intense, and the inability to retain its key personnel or to attract, assimilate or retain other highly qualified personnel in the future on a timely basis could have a material adverse effect on the Company's results of operations. See "Risk Factors--Dependence Upon Key Personnel."

PROPERTIES

  The Company's principal executive offices, as well as its principal manufacturing, marketing, research and development, and engineering facility, are located in approximately 57,000 square feet of leased office building space in Cupertino, California. The lease on this facility expires September 2000, with options to extend the lease for up to nine years. The Company subleases 9,000 square feet of its leased office building space in Cupertino, California. In addition, the Company leases sales office space domestically in Arizona, California, Minnesota, New Hampshire, New Jersey and Texas and internationally in England, France, Germany and Japan. The Company believes that its existing facilities are adequate for its current needs and that additional space will be available as needed.

                                  MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

  The names, titles and ages as of July 1, 1995 of the executive officers and directors of the Company are as follows:

NAME                                         AGE POSITION WITH THE COMPANY
----                                         --- -------------------------
Gerald S. Casilli..........................   56 Chairman of the Board
Ramon A. Nunez.............................   40 Chief Executive Officer, President
                                                  and Director
William B. Fazakerly.......................   46 Chief Technical Officer
Joseph W. Rockom...........................   56 Chief Financial Officer, Vice President of
                                                  Finance and Administration and Secretary
Paul Offredi...............................   50 Senior Vice President, Product Operations
Daniel R. Hafeman..........................   46 Vice President of Engineering
Stephen M. McLaughlin......................   48 Vice President of Manufacturing
Lawrence A. Melling........................   38 Vice President of Marketing
John Stressing.............................   51 Vice President of Worldwide Sales
Lutz P. Henckels (1).......................   54 Director
James R. Oyler (1).........................   49 Director
Glenn E. Penisten (1)......................   63 Director

--------
(1) Member of the Audit Committee

  Mr. Casilli has served as Chairman of the Board of Directors of the Company since July 1989 and served as Chief Executive Officer from April 1989 to August 1995. He has served as a director since 1986. From January 1986 to December 1989 he was a general partner of Trinity Ventures, Ltd., a venture capital firm that was an investor in the Company. Mr. Casilli was a general partner of Genesis Capital, a venture capital firm, from February 1982 to 1990. Mr. Casilli founded Millennium Systems, a manufacturer of microprocessor development systems, in 1973 and served as its President and Chief Executive Officer until 1982.

  Mr. Nunez was appointed Chief Executive Officer in August 1995. Mr. Nunez had been President, Chief Operating Officer and Director of IKOS since October 1994. He had served as Vice President of Worldwide Sales since July 1993. Mr. Nunez joined IKOS in April 1990 as Vice President of North American Sales after five years in sales management with Zycad. Earlier he was branch sales manager for Cadnetix (now part of Intergraph) in Southern California.

  Mr. Fazakerly, a founder of the Company, has served as Chief Technical Officer since June 1991. From August 1989 to June 1991 he served as President and Chief Operating Officer and from November 1984 to August 1989 he served as Vice President of Engineering. He also served as Vice President of Marketing and Sales from May 1989 to October 1989. From May 1983 to October 1984, Mr. Fazakerly was a consultant to semiconductor and systems companies, including National Semiconductor Corporation, Adaptec, Inc., Monolithic Memories, Inc., Fairchild Semiconductor, and Scientific Micro Systems, Inc. He served as Vice President of Engineering of Scientific Micro Systems, Inc. from 1976 to 1982.

  Mr. Rockom has served as Chief Financial Officer, Vice President of Finance and Administration, and Secretary since September 1986. Before joining the Company, Mr. Rockom spent seventeen years at AMI a semiconductor manufacturer, where he held a variety of administrative, operating and management positions, including Vice President of Finance.

  Mr. Offredi was appointed Senior Vice President of Product Operations in August 1995. From August 1992, Mr. Offredi provided management consulting to companies in computer related fields. From 1991 until 1992 Mr. Offredi was the General Manager of EDA West for Teradyne, a manufacture of electronic test equipment. From 1987 until 1991 Mr. Offredi was the Senior Vice President of Operations for Zycad.

  Mr. Hafeman, a founder of the Company, has served as Vice President of Engineering since August 1989. From December 1984 to August 1989 he served in various positions of engineering management with the Company. Mr. Hafeman was an engineering manager at Scientific Micro Systems, Inc. for eight years prior to his employment with the Company.

  Mr. McLaughlin has served as Vice President of Manufacturing since November 1986. From July 1977 to November 1986, he served as Director of Manufacturing of Scientific Micro Systems, Inc.

  Mr. Melling has served as Vice President of Marketing since July 1993. From August 1990 to July 1993, Mr. Melling was Vice President of Technical Support. From 1983 until joining IKOS in 1985, Mr. Melling had been a system design engineer at Corvus Systems, a manufacturer of computer networking equipment. Before that, he was with Hewlett-Packard for four years as a production engineer and circuit engineer.

  Mr. Stressing has served as Vice President of Worldwide Sales since August 1995. From October 1993 to August 1995 he served as European Sales Director and Vice President, International Sales. From January 1989 to November 1993 he was the proprietor of Premier Consultants, a recruitment and sales agency for IKOS' products in Scandinavia. Prior to founding Premier Consultants, Mr. Stressing was employed in various sales capacities by Zycad for four years, by Daisy Systems for one year, by Teradyne for four years, and by British Aerospace for thirteen years.

  Mr. Henckels has served as a member of the Board since February 1994. Mr. Henckels has been President of LeCroy Corporation, a supplier of test and measurement equipment, since 1993 and Chief Executive Officer since 1994. Before joining LeCroy Corporation he was President of U.S. Operations for Racal from 1989 to 1993. From 1983 to 1989 Mr. Henckels was President and Founder of HHB Systems, an EDA company. Before that he was President and founder of HHB Softron, an engineering consulting firm.

  Mr. Oyler has served as a member of the Board since October 1991. He is presently President and Chief Executive Officer of Evans & Sutherland Computer Corporation. Evans & Sutherland develops, manufactures and markets high performance systems for various applications with demanding graphics requirements. Prior to that, Mr. Oyler was president of AMG, Inc., a process machine design company. From 1976 to 1990 Mr. Oyler worked at Harris Corporation, most recently as Senior Vice President and Sector Executive, where he was responsible for nine operating divisions. Prior to that he held positions as consultant and associate with Booz, Allen & Hamilton in New York, a consulting company.

  Mr. Penisten has been a member of the Board of Directors since September 1985. Since September 1985 he has been a general partner of Alpha Partners, a venture capital firm that was an investor in the Company. From January 1985 to August 1985, he was a general partner of P & C Venture Partners, a venture capital firm. From 1982 to 1985, he was a Senior Vice President at Gould. From 1976 to 1982, Mr. Penisten served as Chief Executive Officer of AMI, a semiconductor manufacturer.

  All directors hold office until the next annual meeting of stock holders or the election and qualification of their successors. The Board of Directors elects officers annually and such officers serve at the discretion of the Board.

1995 OUTSIDE DIRECTORS STOCK OPTION PLAN

  The Company's 1995 Outside Directors Stock Option Plan (the "Directors Plan") was adopted by the Company's Board of Directors in June 1995 and will be submitted for approval by its stockholders in January 1996. A total of 100,000 shares of Common Stock has been reserved for issuance under the Directors Plan. The Directors Plan provides for the grant of nonstatutory stock options to nonemployee directors of the Company. The Directors Plan is designed to work automatically without administration; however, to the extent administration is necessary, it will be performed by the Board of Directors. On the date of adoption of the Directors Plan, each nonemployee director of the Company was automatically granted thereunder an option to purchase 10,000 shares of Common Stock, and the Directors Plan further provides that each future nonemployee director of the Company will be granted on the date on which the optionee first becomes a nonemployee director of the Company an option to purchase 10,000 shares of Common Stock (the "Initial Option"). On the date of each annual stockholders meeting, each nonemployee director (other than a director who receives an Initial Option on such date) is automatically granted an option to purchase 2,500 shares of Common Stock (an "Annual Option"). A nonemployee director's first Annual Option is prorated if the director was appointed to the Board of Directors subsequent to the preceding annual stockholders meeting. Subject to an optionee's continuous service with the Company, one fourth of an Initial Option will become vested and exercisable on and after the day immediately preceding the date of the first four annual stockholders meetings occurring after the date of grant of the Initial Option. Annual Options will become vested and exercisable in full on and after the day immediately preceding the date of the fourth annual stockholders meeting occurring after the date of grant of the Annual Option, subject to the optionee's continuous service. The exercise price per share of all options granted under the Directors Plan shall be equal to the fair market value of a share of the Company's Common Stock on the date of grant of the option. Options granted under the Directors Plan have a term of ten years. The number and class of shares subject to the Directors Plan, to outstanding options, and to the automatic grant of options, and the exercise price of outstanding options will be adjusted in the event of any stock dividend, stock split, reverse stock split, recapitalization, combination, reclassification or similar charge in the Company's capitalization. Options granted under the Directors Plan are non-transferable.

  The Directors Plan provides that, in the event of (i) a sale or exchange by the stockholders of more than 50% of the Company's voting stock, (ii) a merger or consolidation in which the Company is a party, (iii) the sale, exchange or transfer of all or substantially all of the assets of the Company, or (iv) a liquidation or dissolution of the Company wherein upon any such event, the stockholders of the Company immediately before such event do not retain direct or indirect beneficial ownership of at least 50% of the total combined voting power of the voting stock of the Company, its successor, or the corporation to which the assets of the Company were transferred, all options outstanding under the Directors Plan will become immediately exercisable and fully vested. In addition, the acquiring or successor corporation may assume or substitute substantially equivalent options for the options outstanding under the Directors Plan. To the extent that the options outstanding under the Directors Plan are not assumed, substituted for, or exercised prior to such event, they will terminate.

                            PRINCIPAL STOCKHOLDERS

  The following table contains information as of July 1, 1995 regarding the ownership of the Common Stock of the Company by all persons who, to the knowledge of the Company, were (i) the beneficial owners of 5% or more of the outstanding shares of Common Stock of the Company, (ii) each director of the Company, and (iii) the Chief Executive Officer and the four other most highly compensated executive officers of the Company as of October 1, 1994 whose salary and bonus for the year ended October 1, 1994 exceeded $100,000 and (iv) all executive officers and directors of the Company as a group.

                                           SHARES BENEFICIALLY OWNED
                                           -----------------------------------
BENEFICIAL OWNER                            NUMBER             PERCENT (1)(2)
----------------                           --------------     ----------------
Gerald S. Casilli.........................        369,672(3)               6.4%
Ramon A. Nunez............................         79,941(4)               1.4%
William B. Fazakerly......................        173,923(5)               3.0%
Daniel R. Hafeman.........................        101,552(6)               1.8%
Lawrence A. Melling.......................         47,567(7)                 *
Lutz P. Henckels..........................         22,782(8)                 *
James R. Oyler............................          4,843(9)                 *
Glenn E. Penisten.........................          9,449(10)                *
All Directors and Executive Officers as a
Group (12 persons)........................        933,628(11)             15.2%

--------
*   Represents less than 1%
(1) Assumes no exercise of the Underwriters' over-allotment option.
(2) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of Common Stock subject to options or warrants held by that person that are currently exercisable, or become exercisable within 60 days following July 1, 1995, are deemed outstanding. However, such shares are not deemed outstanding for purposes of computing the percentage ownership of any other person. All options held by the individuals named in the table are immediately exercisable, subject to a right of repurchase in favor of the Company for all exercised unvested shares. Unless otherwise indicated in the footnotes to this table, the persons and entitles named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable.
(3) Includes 103,352 shares subject to options exercisable within 60 days of July 1, 1995. Does not include 2,000 shares held in the Thomas A. Casilli Trust. Mr. Casilli serves as a trustee of the trust. Mr. Casilli disclaims beneficial ownership of such shares.
(4) Includes 74,941 shares subject to options exercisable within 60 days of July 1, 1995.
(5) Includes 119,590 shares subject to options exercisable within 60 days of July 1, 1995. Does not include 1,250 shares held in each of the William B. Fazakerly Trust and the Julie E. Fazakerly Trust. Mr. Fazakerly serves as trustee of each of the trusts. Mr. Fazakerly disclaims beneficial ownership of such shares.
(6) Includes 50,504 shares subject to options exercisable within 60 days of July 1, 1995.
(7) Includes 44,591 shares subject to options exercisable within 60 days of July 1, 1995.
(8) Includes 3,906 shares subject to options exercisable within 60 days of July 1, 1995.
(9) Includes 4,843 shares subject to options exercisable within 60 days of July 1, 1995.
(10) Includes 470 shares subject to options exercisable within 60 days of July 1, 1995. Does not include 4,489 shares held in the G. E. Penisten & N. L. Penisten Revocable Trust dated February 24, 1984. Mr. Penisten disclaims beneficial ownership of such shares.
(11) Includes 483,547 shares subject to options exercisable within 60 days of July 1, 1995.

                         DESCRIPTION OF CAPITAL STOCK

  The authorized capital stock of the Company consists of 25,000,000 shares of Common Stock, $0.01 par value, and 10,000,000 shares of Preferred Stock, $0.01 par value (the "Preferred Stock").

COMMON STOCK

  Subject to preferences that may be applicable to any outstanding Preferred Stock, holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. See "Dividend Policy." Each holder of Common Stock is entitled to one vote for each share held of record by him or her and does have cumulative voting rights. In the event of a liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any outstanding Preferred Stock. Holders of Common Stock have no preemptive rights and have no rights to convert their Common Stock into any other securities and there are no redemption or sinking fund provisions with respect to such shares. All of the outstanding shares of Common Stock are, and the Common Stock to be outstanding upon completion of this offering will be, fully paid and non-assessable.

PREFERRED STOCK

  The Company is authorized to issue a total of 10,000,000 shares of Preferred Stock. The Board of Directors is authorized, subject to any limitations prescribed by law, to provide for the issuance of the shares of Preferred Stock in series, and by filing a certificate pursuant to the applicable law of the State of Delaware, to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences, and rights of the shares of each such series and any qualifications, limitations or restrictions thereon. The number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the Common Stock, without a vote of the holders of the Preferred Stock, or any series thereof, unless a vote of any such holders is required pursuant to the certificate or certificates establishing the series of Preferred Stock. The Board of Directors of the Company has designated 500,000 shares of the Company's Preferred Stock as Series G Preferred Stock, $0.01 par value per share, (the "Series G Preferred Stock") and has reserved such shares for issuance pursuant to the Company's Preferred Stock Purchase Rights Plan. As of the date of this prospectus, the Board of Directors of the Company has not authorized the issuance of any Preferred Stock other than the shares of Preferred Stock issuable upon exercise of the Preferred Stock Purchase Rights, as described below. The issuance of Preferred Stock may have the effect of delaying or preventing a change in control of the Company without further action by the stockholders and may adversely affect the market price of, and the voting and other rights of the holders of Common Stock.

DELAWARE LAW AND CERTAIN CHARTER PROVISIONS; PREFERRED STOCK PURCHASE RIGHTS
PLAN

  The Company is a Delaware corporation and will be subject to Section 203 of the Delaware General Corporation Law (the "Delaware Law"), an anti-takeover law. In general, Section 203 of the Delaware Law prevents an "interested stockholder" (defined generally as a person owning 15% or more of a corporation's outstanding voting stock) from engaging in a "business combination" (as defined in the Delaware Law) with a Delaware corporation for three years following the date such person became an interested stockholder, subject to certain exemptions such as the approval of the board of directors and of the holders of at least two-thirds of the outstanding shares of voting stock not owned by the interested stockholder. The existence of this provision could have the effect of discouraging takeover attempts, including attempts that might result in a premium over the market price for the shares of Common Stock.

  The Company's Certificate of Incorporation provides that any action required or permitted to be taken by the stockholders of the Company may be taken only at a duly called annual or special meeting of the stockholders and does not provide for cumulative voting in the election of directors. The Certificate of Incorporation and

Bylaws restrict the right of stockholders to change the size of the Board of Directors and to fill vacancies on the Board of Directors. The Bylaws also established procedures, including advance notice procedures, with regard to the nomination, other than by or at the direction of the Board of Directors, of candidates for elections as directors or for stockholder proposal to be submitted at stockholder meetings. The amendment of any of these provisions would require approval by holders of 66.67% or more of the outstanding Common Stock.

  Under the Company's Preferred Stock Purchase Rights Plan, stockholders receive one right to purchase one one-hundredth of a share of Series G Preferred Stock for each outstanding share of the Company's Common Stock held of record (the "Rights"). In general, the Rights become transferable and exercisable to purchase one one-hundredth of a share of the Series G Preferred Stock, at $10.00 per Right, when a person or group of affiliated persons (an "Acquiring Person") acquires 20% or more of the Company's Common Stock or the tenth day following the commencement of, or public announcement of an intention to commence, a tender or exchange offer, without the approval of the Board of Directors, the consummation of which would result in the beneficial ownership of 20% or more of the Company's Common Stock. Each one one-hundredth of a share of the new Preferred Stock has terms designed to make it substantially the economic equivalent of one share of Common Stock. Prior to an Acquiring Person acquiring 20% of the Company's Common Stock, and in certain circumstances thereafter, the Rights can be redeemed for $.001 each by action of the Board. Under certain circumstances, if an Acquiring Person acquires 20% or more of the Common Stock of the Company, the Rights permit the holders to purchase the Company's Common Stock at a 50% discount in lieu of the Preferred Stock. In addition, in the event of certain business combinations, the Rights permit purchase of the Common Stock of an acquirer at a 50% discount. The Rights expire on February 10, 2002.

  These and other provisions could have the effect of making it more difficult for a third party to effect a change in the control of the Board of Directors. This may discourage another person or entity from making a tender offer for the Company's Common Stock, including offers at a premium over the market price of the Common Stock, and might result in a delay in changes in control of management. In addition, these provisions could have the effect of making it more difficult for proposal favored by the stockholders to be presented for stockholder consideration.

  The Company has also included in its Certificate of Incorporation provisions to eliminate the personal liability of its directors for monetary damages resulting from breaches of their fiduciary duty to the extent permitted by the Delaware Law and to indemnify its directors and officers to the fullest extend permitted by Section 145 of the Delaware Law.

TRANSFER AGENT AND REGISTRAR

  The Transfer Agent and Registrar for the Common Stock is The First National Bank of Boston.

                                 UNDERWRITING

  Under the terms and subject to the conditions of the Underwriting Agreement, the Underwriters named below, for whom Needham & Company, Inc. and Preferred Technology, Inc. are acting as representatives (the "Representatives"), have severally agreed to purchase from the Company, and the Company has agreed to sell to each Underwriter, the aggregate number of shares of Common Stock set forth opposite their respective names in the table below. The Underwriting Agreement provides that the obligations of the Underwriters to pay for and accept delivery of the shares of Common Stock are subject to certain conditions precedent, and that the Underwriters are committed to purchase and pay for all shares if any shares are purchased.

                                                                        NUMBER
      UNDERWRITER                                                      OF SHARES
      -----------                                                      ---------
      Needham & Company, Inc..........................................   264,000
      Preferred Technology, Inc.......................................   264,000
      Bear, Stearns & Co. Inc. .......................................    32,000
      Hambrecht & Quist LLC...........................................    32,000
      Lehman Brothers Inc.............................................    32,000
      Oppenheimer & Co., Inc. ........................................    32,000
      Robertson, Stephens & Company, L.P. ............................    32,000
      Allen & Company Incorporated....................................    20,000
      William Blair & Company.........................................    20,000
      J.C. Bradford & Co. ............................................    20,000
      Cowen & Company.................................................    20,000
      Raymond James & Associates, Inc. ...............................    20,000
      SoundView Financial Group, Inc. ................................    20,000
      Tucker Anthony Incorporated.....................................    20,000
      Unterberg Harris, L.P. .........................................    20,000
      Wessels, Arnold & Henderson, L.L.C. ............................    20,000
      Black & Company, Inc. ..........................................    12,000
      Branch, Cabell and Company......................................    12,000
      J.W. Charles Securities, Inc. ..................................    12,000
      Cruttenden Roth Incorporated....................................    12,000
      D.A. Davidson & Co. Incorporated................................    12,000
      Dominick & Dominick Incorporated................................    12,000
      First Albany Corporation........................................    12,000
      Josephthal Lyons & Ross Incorporated............................    12,000
      Ragen McKenzie Incorporated.....................................    12,000
      Rodman & Renshaw Inc. ..........................................    12,000
      Van Kasper & Company............................................    12,000
                                                                       ---------
        Total......................................................... 1,000,000
                                                                       =========

  The Company has been advised by the Representatives that the Underwriters propose to offer the shares of Common Stock to the public at the public offering price per share set forth on the cover page of this Prospectus and to certain dealers (who may include the Underwriters) at such price less a concession not in excess of $0.32 per share. The Underwriters may allow, and such dealers may reallow, a concession to certain other dealers (who may include the Underwriters) not in excess of $0.10 per share. After the offering to the public, the offering price and other selling terms may be changed by the Representatives.

  The Company has granted an option to the Underwriters, exercisable during the 30-day period after the date of this Prospectus, to purchase up to a maximum of 150,000 shares of Common Stock at the public offering price per share, less the underwriting discounts and commissions, set forth on the cover page of this Prospectus. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of the Common Stock offered hereby. To the extent the Underwriters exercise such option, each of the Underwriters will be committed, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number of shares of Common Stock to be purchased by such Underwriters, as shown in the above table, bears to the total shown.

  In connection with this offering, certain of the Underwriters and selling group members (if any) or their respective affiliates may engage in passive market making transactions in the Common Stock of the Company in the Nasdaq National Market immediately prior to the commencement of sales in this offering, in accordance with Rule 10b-6A under the Exchange Act. Passive market making consists of displaying bids in the Nasdaq National Market which are limited by the bid prices of independent market makers and making purchases limited by such prices and effected in response to order flow. Net purchases by a passive market maker on each day are generally limited to a specified percentage of the passive market maker's average daily trading volume in the Company's Common Stock during a specified prior period and must be discontinued when such limit is reached. Passive market making may stabilize the market price of the Common Stock of the Company at a level above that which might otherwise prevail in the open market and, if commenced, may be discontinued at any time.

  In the Underwriting Agreement, the Company has agreed to indemnify the Underwriters against certain liabilities that may be incurred in connection with this offering, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"), or to contribute payments that the Underwriters may be required to make in respect thereof.

  The Company and its directors and officers have agreed, without the prior written consent of Needham & Company, Inc., not to, directly or indirectly, sell, contract to sell, make any short sale, pledge, or otherwise dispose of, any shares of Common Stock, options to acquire shares of Common Stock or securities exchangeable for or convertible into shares of Common Stock of the Company, for a period of 90 days after the effective date of the Registration Statement to which this Prospectus relates, subject to certain limited exceptions.

                                 LEGAL MATTERS

  The validity of the shares offered hereby will be passed upon for the Company by Gray Cary Ware & Freidenrich, A Professional Corporation, Palo Alto, California. Pillsbury Madison & Sutro, San Francisco, California, are acting as counsel for the Underwriters in connection with certain legal matters relating to the Common Stock offered hereby.

                                    EXPERTS

  The consolidated financial statements of IKOS Systems, Inc. as of October 2, 1993, October 1, 1994 and July 1, 1995, and for each of the three years in the period ended October 1, 1994 and for the nine months ended July 1, 1995, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein and in the Registration Statement, and are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

  The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-2 (together with all amendments and exhibits, referred to herein as the "Registration Statement") under the Securities Act with respect to the shares being offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is hereby made to the Registration Statement, which may be obtained from the Commission at its principal office in Washington,

D.C. upon payment of the charges prescribed by the Commission. Statements contained in this Prospectus or in any document incorporated herein by reference as to the contents of any contract or document referred to herein or therein are not necessarily complete, and in each instance reference is made to the company of such contract or document filed as an exhibit to the Registration Statement or such other document, each such statement being qualified in all respects by such reference.

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy and information statements and other information with the Commission. Reports, proxy statements and other information filed by the Company with the Commission pursuant to the Exchange Act may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, DC 20549, and at the Commission's regional offices located at Seven World Trade Center, 13th Floor, New York, New York 10048 and at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material also can be obtained from the Public Reference Branch of the Commission at 450 Fifth Street, N.W., Washington, DC 20549, at prescribed rates.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents filed with the Commission (File No. 0-18623) are incorporated herein by reference: (i) the Company's Annual Report on Form 10-K for the fiscal year ended October 1, 1994, (ii) the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 1994, (iii) the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended April 1, 1995, and (iv) the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended July 1, 1995.

  Any statement incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  The Company will provide without charge to each person to whom this Prospectus is delivered, upon written or oral request, a copy of any or all of the foregoing documents incorporated by reference in this Prospectus. Requests for such documents should be directed to IKOS Systems, Inc., 19050 Pruneridge Avenue, Cupertino, California 95014, Attn: Joseph W. Rockom, telephone (408) 255-4567.

                               IKOS SYSTEMS, INC.

                         INDEX TO FINANCIAL STATEMENTS


                                                                            PAGE
                                                                            ----
Report of Ernst & Young LLP, Independent Auditors.......................... F-2
Consolidated Balance Sheets................................................ F-3
Consolidated Statements of Operations ..................................... F-4
Consolidated Statements of Stockholders' Equity............................ F-5
Consolidated Statements of Cash Flows...................................... F-6
Notes to Consolidated Financial Statements................................. F-7

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

Board of Directors and Stockholders
IKOS Systems, Inc.

  We have audited the accompanying consolidated balance sheets of IKOS Systems, Inc. as of October 2, 1993, October 1, 1994 and July 1, 1995 and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended October 1, 1994 and for the nine months ended July 1, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of IKOS Systems, Inc. at October 2, 1993, October 1, 1994 and July 1, 1995, and the consolidated results of its operations and its cash flows for each of the three years in the period ended October 1, 1994 and for the nine months ended July 1, 1995, in conformity with generally accepted accounting principles.

                                          ERNST & YOUNG LLP

San Jose, California
July 18, 1995

                               IKOS SYSTEMS, INC.

                          CONSOLIDATED BALANCE SHEETS

                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                OCTOBER 2, OCTOBER 1, JULY 1,
                                                   1993       1994      1995
                                                ---------- ---------- --------
                    ASSETS
Current assets:
  Cash and cash equivalents....................  $  2,867   $  3,422  $  4,787
  Short-term investments.......................       541        560       579
  Accounts receivable (net of allowances for
   doubtful accounts of $122)..................     2,815      4,884     6,258
  Inventories..................................     1,454      1,050     1,168
  Prepaid expenses and other assets............        64        222       206
                                                 --------   --------  --------
      Total current assets.....................     7,741     10,138    12,998
  Equipment and leasehold improvements.........
    Office and evaluation equipment............     2,076      2,576     2,724
    Machinery and equipment....................     4,448      4,664     4,924
    Leasehold improvements.....................       232        267       267
                                                 --------   --------  --------
                                                    6,756      7,507     7,915
      Less allowances for depreciation and
       amortization............................    (4,910)    (5,859)   (6,344)
                                                 --------   --------  --------
                                                    1,846      1,648     1,571
  Other assets.................................     1,219        343       112
                                                 --------   --------  --------
  Total assets.................................  $ 10,806   $ 12,129  $ 14,681
                                                 ========   ========  ========
     LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable.............................  $  2,078   $  1,909  $  1,589
  Accrued payroll and related expenses.........       658        786       779
  Accrued commissions..........................       293        650       533
  Other accrued liabilities....................       481        373       438
  Deferred maintenance revenues................     1,436      1,979     2,674
  Current portion of long-term debt............       990        591       825
                                                 --------   --------  --------
      Total current liabilities................     5,936      6,288     6,838
  Long-term debt, less current portion.........     2,779      2,151     1,534
  Accrued rent.................................       188        214       242
  Commitments
  Stockholders' equity:
    Preferred stock, $0.01 par value; 10,000
     shares authorized; none issued
     and outstanding                                    -          -         -
    Common stock, $0.01 par value; 25,000
     shares authorized; 5,431, 5,504 and
     5,662 shares issued and outstanding,
     respectively..............................        54         55        57
    Additional paid-in capital.................    25,893     25,960    26,498
    Accumulated deficit........................   (24,044)   (22,539)  (20,488)
                                                 --------   --------  --------
      Total stockholders' equity...............     1,903      3,476     6,067
                                                 --------   --------  --------
  Total liabilities and stockholders' equity...  $ 10,806   $ 12,129  $ 14,681
                                                 ========   ========  ========

                 See notes to consolidated financial statements

                               IKOS SYSTEMS, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                 FISCAL YEARS ENDED           NINE MONTHS ENDED
                         ----------------------------------- -------------------
                         SEPTEMBER 26, OCTOBER 2, OCTOBER 1,   JULY 2,   JULY 1,
                             1992         1993       1994       1994      1995
                         ------------- ---------- ---------- ----------- -------
                                                             (UNAUDITED)
Net revenues
  Product...............    $11,004     $12,917    $17,886     $12,858   $16,683
  Maintenance...........      2,938       3,611      3,750       2,707     3,500
                            -------     -------    -------     -------   -------
    Total net revenues..     13,942      16,528     21,636      15,565    20,183
Cost of revenues
  Product...............      3,274       5,542      5,000       3,781     4,313
  Maintenance...........        719         789        930         678       820
                            -------     -------    -------     -------   -------
    Total cost of
     revenues...........      3,993       6,331      5,930       4,459     5,133
                            -------     -------    -------     -------   -------
    Gross profit........      9,949      10,197     15,706      11,106    15,050
Operating expenses:
  Research and
   development..........      2,627       7,896      3,861       2,954     2,966
  Sales and marketing...      8,879       9,303      9,447       6,575     8,353
  General and
   administration.......      1,807       1,873      1,596       1,166     1,576
                            -------     -------    -------     -------   -------
    Total operating
     expenses...........     13,313      19,072     14,904      10,695    12,895
                            -------     -------    -------     -------   -------
Income (loss) from
 operations.............     (3,364)     (8,875)       802         411     2,155
Other income (expense):
  Interest income.......        329         130         69          49        91
  Interest expense......          -           -        (75)        (44)      (86)
  Other.................          -          48        140          87        87
                            -------     -------    -------     -------   -------
    Total other income..        329         178        134          92        92
                            -------     -------    -------     -------   -------
Income (loss) before
 provision for income
 taxes and extraordinary
 credit.................     (3,035)     (8,697)       936         503     2,247
Provision for income
 taxes..................         72          53         95           -       196
                            -------     -------    -------     -------   -------
Income (loss) before
 extraordinary credit...     (3,107)     (8,750)       841         503     2,051
Extraordinary credit-
 forgiveness of debt....          -           -        664         664         -
                            -------     -------    -------     -------   -------
    Net income (loss)...    $(3,107)    $(8,750)   $ 1,505     $ 1,167   $ 2,051
                            =======     =======    =======     =======   =======
Per share:
  Income (loss) before
   extraordinary credit.    $ (0.58)    $ (1.62)   $  0.15     $  0.09   $  0.34
  Extraordinary credit..          -           -       0.12        0.12         -
                            -------     -------    -------     -------   -------
    Net income (loss)...    $ (0.58)    $ (1.62)   $  0.27     $  0.21   $  0.34
                            =======     =======    =======     =======   =======
Common and common
 equivalent shares used
 in computing per share
 amounts................      5,379       5,415      5,651       5,659     6,025
                            =======     =======    =======     =======   =======

                 See notes to consolidated financial statements

                               IKOS SYSTEMS, INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                 (IN THOUSANDS)

                          COMMON STOCK   ADDITIONAL             STOCKHOLDERS'     TOTAL
                          --------------  PAID-IN   ACCUMULATED     NOTES     STOCKHOLDERS'
                          SHARES  AMOUNT  CAPITAL     DEFICIT    RECEIVABLE      EQUITY
                          ------  ------ ---------- ----------- ------------- -------------
Balance at September 28,
 1991...................  5,337    $53    $25,779    $(12,187)       $ -         $13,645
Net issuance of stock
 under employee benefit
 plans..................     69      1         72           -         (8)             65
Repurchase of common
 stock..................     (1)     -          -           -          -               -
Net loss................      -      -          -      (3,107)         -          (3,107)
                          -----    ---    -------    --------        ---         -------
Balance at September 26,
 1992...................  5,405     54     25,851     (15,294)        (8)         10,603
Net issuance of stock
 under employee benefit
 plans..................     26      -         42           -          -              42
Payments on
 stockholder's note
 receivable.............      -      -          -           -          8               8
Net loss................      -      -          -      (8,750)         -          (8,750)
                          -----    ---    -------    --------        ---         -------
Balance at October 2,
 1993...................  5,431     54     25,893     (24,044)         -           1,903
Net issuance of stock
 under employee benefit
 plans..................     73      1         67           -          -              68
Net income..............      -      -          -       1,505          -           1,505
                          -----    ---    -------    --------        ---         -------
Balance at October 1,
 1994...................  5,504     55     25,960     (22,539)         -           3,476
Net issuance of stock
 under employee benefit
 plans..................    158      2        538           -          -             540
Net income..............      -      -          -       2,051          -           2,051
                          -----    ---    -------    --------        ---         -------
Balance at July 1, 1995.  5,662    $57    $26,498    $(20,488)       $ -         $ 6,067
                          =====    ===    =======    ========        ===         =======


                 See notes to consolidated financial statements

                               IKOS SYSTEMS, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS
                                 (IN THOUSANDS)

                                  FISCAL YEARS ENDED           NINE MONTHS ENDED
                          ----------------------------------- -------------------
                          SEPTEMBER 26, OCTOBER 2, OCTOBER 1,   JULY 2,   JULY 1,
                              1992         1993       1994       1994      1995
                          ------------- ---------- ---------- ----------- -------
                                                              (UNAUDITED)
Operating activities:
  Net income (loss).....     $(3,107)    $(8,750)   $ 1,505     $ 1,167   $ 2,051
  Adjustments to
   reconcile net income
   (loss) to net cash
   provided by (used in)
   operating activities:
    Depreciation and
     amortization.......       1,939       2,628      2,024       1,599     1,014
    Gain (loss) on
     retirement of
     equipment..........          27           6         (4)         (4)        2
    Accrued rent........          16         172         26          20        28
    License delivery and
     technology transfer
     in exchange for
     debt...............           -           -       (344)       (324)        -
    Common stock/debt
     issued for
     technology
     acquisition and the
     write-off of
     related assets                -       3,600          -           -         -
    Decrease of long-
     term debt--
     forgiveness of
     note...............           -           -       (750)       (750)        -
  Changes in operating
   assets and
   liabilities:
    Accounts receivable.      (1,133)      1,756     (2,069)     (1,626)   (1,374)
    Inventories.........         174        (506)       415         225       (74)
    Prepaid expenses and
     other current
     assets.............          (8)         20       (168)        (60)       16
    Other assets........          82          (3)        12          15       (26)
    Accounts payable....         687         595       (169)       (658)     (320)
    Accrued payroll and
     related expenses...          63          80        128         (94)       (7)
    Accrued commissions.         (43)       (111)       357         (82)     (117)
    Other accrued
     liabilities........          93          17       (108)       (112)       65
    Deferred maintenance
     revenues...........         352        (190)       543         363       695
                             -------     -------    -------     -------   -------
      Net cash provided
       by (used in)
       operating
       activities.......        (858)       (686)     1,398        (321)    1,953
Investing activities:
  Purchases of equipment
   and leasehold
   improvements.........      (1,349)     (1,037)      (959)       (590)     (726)
  Capitalized software
   development costs....      (1,033)       (513)         -           -         -
  Short-term
   investments..........       1,817       2,657        (19)        (13)      (19)
                             -------     -------    -------     -------   -------
      Net cash provided
       by (used in)
       investment
       activities.......        (565)      1,107       (978)       (603)     (745)
Financing activities:
  Principal payments on
   long-term borrowings.        (180)       (335)      (683)       (590)     (383)
  Borrowing under
   promissory note......           -           -        750         750         -
  Sale of common stock..          65          50         68          51       540
                             -------     -------    -------     -------   -------
      Net cash provided
       by (used in)
       financing
       activities.......        (115)       (285)       135         211       157
                             -------     -------    -------     -------   -------
Increase (decrease) in
 cash and cash
 equivalents............      (1,538)        136        555        (713)    1,365
Cash and cash
 equivalents at
 beginning of period....       4,269       2,731      2,867       2,867     3,422
                             -------     -------    -------     -------   -------
Cash and cash
 equivalents at end of
 period.................     $ 2,731     $ 2,867    $ 3,422     $ 2,154   $ 4,787
                             =======     =======    =======     =======   =======
Supplemental disclosures
 of cash flow
 information:
  Cash paid for income
   taxes................     $    59     $    59    $    91     $    59   $   156
  Cash paid for
   interest.............     $     -     $     -    $    75     $    44   $    86

                 See notes to consolidated financial statements

                              IKOS SYSTEMS, INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 (INFORMATION AS OF JULY 2, 1994 AND FOR THE NINE MONTHS ENDED JULY 2, 1994 IS
                                  UNAUDITED)

1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Basis of presentation: The accompanying consolidated financial statements include the Company and its wholly owned subsidiaries after elimination of all significant inter-company accounts and transactions.

  On October 20, 1994, the Board of Directors approved a one-for-two reverse stock split of the outstanding shares of common stock of the Company. The reverse stock split was effected on April 24, 1995 and has been presented retroactively within these financial statements.

  Fiscal year: The Company is on a 52-53 week year. Accordingly, September 26, 1992, October 2, 1993 and October 1, 1994 are the fiscal year-ends for 1992, 1993 and 1994, respectively. Fiscal year ended October 2, 1993 was a 53-week fiscal year.

  Interim financial information: The financial statements and related notes as of July 2, 1994 and for the nine months ended July 2, 1994 are unaudited and have been prepared on the same basis as the audited financial statements. The unaudited financial statements and related notes include all adjustments (consisting solely of normal recurring accruals) which are, in the opinion of management, necessary for a fair presentation of the financial position and results operations for the interim period.

  The results of operations for the nine months ended July 1, 1995 are not necessarily indicative of results for the full fiscal year.

  Cash equivalents and short-term investments: All liquid investments with original maturities of three months or less when purchased are considered to be cash equivalents. Short-term investments are stated at cost, which approximates market, and consist primarily of U.S. treasury securities, commercial paper and other corporate obligations. The Company is exposed to credit risks in the event of default by the financial institutions or issuers of investments to the extent of amounts recorded on the balance sheet.

  In May 1993, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 115 (FAS 115), "Accounting for Certain Investments in Debt and Equity Securities," effective for fiscal years beginning after December 15, 1993. Under the rules, debt securities that the Company has both positive intent and ability to hold to maturity are carried at amortized cost. Debt securities that the Company does not have the positive intent and ability to hold to maturity and all marketable equity securities are classified as available-for-sale or trading and carried at fair value. Unrealized holding gains and losses on securities classified as available-for-sale are reported as part of equity while unrealized holding gains and losses on securities classified as trading are reported in earnings.

  The Company adopted FAS 115 on October 2, 1994 and all debt securities are classified as held-to-maturity. The adoption of FAS 115 had no material impact on the Company's financial position or its operating results during fiscal 1995. The fair values for marketable debt and equity securities are based on quoted market prices. The fair value of marketable securities is substantially equal to their carrying value as of July 1, 1995.


  The following is a summary of held-to-maturity at July 1, 1995 securities (in thousands):

                                                                       AMORTIZED
                                                                         COST
                                                                       ---------
      U.S. Treasury Securities........................................   $100
      U.S. Corporate Securities.......................................    479
                                                                         ----
                                                                         $579
                                                                         ====

                              IKOS SYSTEMS, INC.

 (INFORMATION AS OF JULY 2, 1994 AND FOR THE NINE MONTHS ENDED JULY 2, 1994 IS
                                  UNAUDITED)


1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(CONTINUED)

  Inventories: Inventories are stated the lower of cost (first-in, first-out method) or market. Inventories consist of the following (in thousands):

                                                   OCTOBER 2, OCTOBER 1, JULY 1,
                                                      1993       1994     1995
                                                   ---------- ---------- -------
       Raw materials..............................   $  248     $  259   $  211
       Work-in-process............................      609        502      467
       Finished goods.............................      597        289      490
                                                     ------     ------   ------
                                                     $1,454     $1,050   $1,168
                                                     ======     ======   ======

  Equipment and leasehold improvements: Equipment and leasehold improvements are stated at cost and are depreciated or amortized using the straight-line method over the estimated useful life (generally two to five years) of the related asset, or in the case of leasehold improvements, the term of the lease.

  Software development costs: The Company capitalizes software development costs upon achievement of technological feasibility, subject to net realizable value considerations in accordance with Statement of Financial Accounting Standards No. 86. The Company has defined technological feasibility as completion of a working model. Such capitalized costs are amortized upon product release on a straight-line basis over the estimated useful life of two years or the ratio of current revenue to the total of current and anticipated future revenues, whichever is greater. For fiscal 1992 and 1993, the Company capitalized $1,033,000 and $513,000, respectively. For fiscal 1994 and for the nine months ended July 2, 1994 and July 1, 1995, such capitalized costs were insignificant and thus charged to research and development expenses for the respective periods in the accompanying financial statements. During the fiscal 1992, 1993, and 1994 and for the nine months ended July 2, 1994 and July 1, 1995, the Company amortized $165,000, $662,000, $864,000, $684,000 and
$257,000, respectively, of previously capitalized software development costs.

  Income taxes: The Company accounts for income taxes in accordance with the provisions of Financial Accounting Standards Board Statement No. 109 (FAS
109), "Accounting for Income Taxes." Under FAS 109, the liability method is used in accounting for income taxes.

  Revenue recognition: Product revenues, which include licensing and software revenues, are generally recognized on shipment provided that no significant vendor or post-contract support obligations remain outstanding and collection of the resulting receivable is deemed probable. Insignificant vendor and post-support obligations are accrued upon shipment. Revenue under maintenance contracts is recognized ratably over the term of the related contract, generally twelve months.

  Warranty: The Company warrants products sold to customers for ninety days from shipment. A provision for the estimated future cost of warranty is recorded upon shipment.

  Net income (loss) per share: Net income (loss) per share is computed using the weighted average number of shares of common stock and common equivalent shares, when dilutive, from stock options (using the treasury stock method).

  Reclassifications: Certain items in the fiscal 1992, 1993 and 1994 financial statements have been reclassified to conform with the fiscal 1995 presentation.

                              IKOS SYSTEMS, INC.

 (INFORMATION AS OF JULY 2, 1994 AND FOR THE NINE MONTHS ENDED JULY 2, 1994 IS
                                  UNAUDITED)

2. LONG-TERM DEBT

                                                 OCTOBER 2, OCTOBER 1, JULY 1,
                                                    1993       1994     1995
                                                 ---------- ---------- -------
                                                        (IN THOUSANDS)
   Debt obligation to Compass Design Automation
    ("Compass"). See note below.................   $  344     $    -   $    -
   Debt obligation to Racal-Redac, Inc. payable
    in sixteen quarterly payments through 1998..    3,425      2,100    1,850
   Line of credit arrangement with leasing
    company paid over 36 months and bearing
    interest at 1.45% per month.................        -        642      509
                                                   ------     ------   ------
                                                    3,769      2,742    2,359
   Less current portion.........................     (990)      (591)    (825)
                                                   ------     ------   ------
   Long-term debt...............................   $2,779     $2,151   $1,534
                                                   ======     ======   ======

  Compass--In December 1993, a software licensing agreement was entered into between Compass Design Automation ("Compass") and the Company whereby the Company granted to Compass license rights to its Voyager VHDL simulator in exchange for the Company's outstanding debt of $344,000.

  Racal-Redac Agreement--In July 1993, the Company and Racal-Redac, Inc. ("Racal") amended the May 1991 Technology Transfer and Joint Development Agreement which provided for the exchange of certain VHDL technologies and for the joint ownership in certain Racal technology for cash, common stock and future payments based on future sales. Under the terms of the July agreement the original agreement was amended to require payments of $3,600,000 (payable over four years) in lieu of the future payments based on product sales. In April 1994, the Company and Racal re-negotiated the terms of the July 1993 agreement. The new terms reduced overall payments to Racal from the Company by $750,000 and extended the scheduled payments into fiscal 1998. This resulted in an extraordinary credit of $664,000 after being offset by certain related expenses. The Company has also granted Racal a security interest in certain VHDL software developed by the Company with respect to the promissory note to Racal by the Company. In the event that the Company defaults in the payment of the promissory note, Racal may obtain all rights to the software, including access to the source code of the software.

  Equipment Line--In June 1993, the Company entered into a $2,000,000 equipment financing credit agreement with Phoenix Leasing, Incorporated. The Company drew down $750,000 in March 1994 and at July 1, 1995 had an outstanding balance of $509,000.

  Total payments for all debt over the next four fiscal years are as follows (in thousands):

   FISCAL YEAR                                RACAL-REDAC EQUIPMENT LINE TOTAL
   -----------                                ----------- -------------- ------
   1995 (remaining three months).............   $  150         $ 58      $  208
   1996......................................      600          231         831
   1997......................................      750          220         970
   1998......................................      350            -         350
                                                ------         ----      ------
     Total...................................   $1,850         $509      $2,359
                                                ======         ====      ======

                              IKOS SYSTEMS, INC.

 (INFORMATION AS OF JULY 2, 1994 AND FOR THE NINE MONTHS ENDED JULY 2, 1994 IS
                                  UNAUDITED)

3. COMMITMENTS

  Non cancelable operating leases include building leases which expire in September 2000. The Company has the option to renew its building lease at its principal offices for up to an additional eight years, commencing in September 2000, at the fair market value at the time of renewal. The Company subleases certain facilities. This sublease expires in 1996. Sublease rental income was approximately $48,000, $140,000 in fiscal 1993 and 1994, respectively, and approximately $87,000 for both nine months ended July 2, 1994 and July 1, 1995. Future minimum rentals from subleases are approximately $103,000.

  Rent expense approximated $451,000, $750,000, $763,000 in fiscal 1992, 1993 and 1994, respectively, and approximately $592,000 and $682,000 and for the nine months ended July 2, 1994 and July 1, 1995, respectively.

  Future minimum payments under non cancelable operating leases at July 1, 1995 are as follows (in thousands):

      FISCAL YEAR                                                        AMOUNT
      -----------                                                        ------
      1995 (remaining 3 months)......................................... $  142
      1996..............................................................    599
      1997..............................................................    629
      1998..............................................................    659
      1999..............................................................    694
      and thereafter....................................................    731
                                                                         ------
                                                                         $3,454
                                                                         ======

4. STOCKHOLDERS' EQUITY

   Stock option plans

  In 1988, the Company established a Stock Option Plan (the Plan) which provides for the granting of options to employees or directors to purchase shares of the Company's common stock.

  Under this plan, the Board of Directors established the option price, which represents a price not less than the fair market value on the date of grant.

                                              OPTIONS AND RIGHTS OUTSTANDING
                                          (IN THOUSANDS, EXCEPT PER SHARE DATA)
                                          --------------------------------------
                                           NUMBER     AGGREGATE        PRICE
                                          OF SHARES EXERCISE PRICE   PER SHARE
                                          --------- -------------- -------------
   Balance at September 28, 1991.........     563       $1,114     $0.350-$5.250
     Granted.............................     357        1,457      3.000- 5.250
     Exercised...........................     (69)         (73)     0.350- 3.500
     Forfeitures.........................     (51)        (184)     0.350- 5.250
                                            -----       ------
   Balance at September 26, 1992.........     800        2,314      0.350- 5.250
     Granted.............................     282        1,220      3.125- 4.625
     Exercised...........................     (26)         (42)     0.350- 3.875
     Forfeitures.........................    (160)        (548)     0.350- 5.250
                                            -----       ------
   Balance at October 2, 1993............     896        2,944      0.350- 5.250
     Granted.............................     635        2,296      3.375- 4.750
     Exercised...........................     (73)         (68)     0.350- 4.000
     Forfeitures.........................    (185)        (721)     0.350- 5.000
                                            -----       ------
   Balance at October 1, 1994............   1,273        4,451      0.350- 5.250
     Granted.............................     282        1,472      3.500- 9.250
     Exercised...........................    (158)        (540)     0.350- 4.750
     Forfeitures.........................     (40)        (191)     3.000- 7.500
                                            -----       ------
     Balance at July 1, 1995.............   1,357       $5,192     $0.350-$9.250
                                            =====       ======

                              IKOS SYSTEMS, INC.

 (INFORMATION AS OF JULY 2, 1994 AND FOR THE NINE MONTHS ENDED JULY 2, 1994 IS
                                  UNAUDITED)

4. STOCKHOLDERS' EQUITY (CONTINUED)

  Exercisable options were approximately 442,000, 514,000 and 651,000 at fiscal year end for 1992, 1993 and 1994, respectively, and approximately 936,000 at July 1, 1995.

  Vesting provisions with respect to the 1988 Stock Option Plan are determined by the Board of Directors at the date of grant. Generally, shares issued pursuant to the Plan vest at 12 1/2% upon an employee's six-month employment date and ratably thereafter in monthly installments over three and one-half years.

  Under the 1988 Stock Option Plan, the Company has reserved 2,143,000 shares for the granting of options of which approximately 2,052,000 shares were granted, leaving approximately 91,000 shares available for grant at July 1, 1995. The Company has reserved 1,448,000 shares of common stock for future issuance under the 1988 Stock Option Plan for outstanding options and options available for grant at July 1, 1995.

  The Company's 1995 Directors Stock Option Plan (the "Directors Plan") was adopted by the Company's Board of Directors in June 1995 and will be submitted for approval in January 1996. A total of 100,000 shares of Common Stock has been reserved for issuance under the Directors Plan.

 Preferred Stock Purchase Rights Plan

  The Company has a Preferred Stock Purchase Rights Plan (the "Rights Plan") which provides existing shareholders with the right to purchase 1/100 preferred share for each common share held in the event of certain changes in the Company's ownership. The Rights Plan may serve as a deterrent to takeover tactics which are not in the best interests of shareholders. The Board of Directors of the Company has designated 500,000 shares of Series G Preferred Stock, $0.01 par value per share, and has reserved such shares for issuance pursuant to the Company's Rights Plan.

5. INCOME TAXES

  The tax provision consists of the following (in thousands):

                                          FISCAL YEAR ENDED          NINE MONTHS
                                 -----------------------------------    ENDED
                                 SEPTEMBER 26, OCTOBER 2, OCTOBER 1,   JULY 1,
                                     1992         1993       1994       1995
                                 ------------- ---------- ---------- -----------
   Current:
     Federal....................      $ -         $ -        $ 7        $ 58
     State......................       14           7          3          43
     Foreign....................       58          46         85          95
                                      ---         ---        ---        ----
                                      $72         $53        $95        $196
                                      ===         ===        ===        ====

  A reconciliation between the Company's effective tax rate and the U.S. statutory rate (35% in 1995 and 1994; 34% in 1993 and 1992) follows (in thousands):

                                        FISCAL YEAR ENDED          NINE MONTHS
                               -----------------------------------    ENDED
                               SEPTEMBER 26, OCTOBER 2, OCTOBER 1,   JULY 1,
                                   1992         1993       1994       1995
                               ------------- ---------- ---------- -----------
   Tax provision (benefit) at
    U.S. statutory rate.......    $(1,032)    $(2,957)    $ 328       $ 787
   Operating losses
    (utilized), not utilized..      1,032       2,957      (328)       (787)
   Alternative minimum tax....          -           -         7          58
   Foreign withholding tax....         58          46        85          95
   State taxes................         14           7         3          43
                                  -------     -------     -----       -----
                                  $    72     $    53     $  95       $ 196
                                  =======     =======     =====       =====

  As of July 1, 1995 the Company had federal and state net operating loss carryforwards of approximately $12,000,000 and $1,300,000, respectively. The Company also had federal and California research and development tax credit carryforwards of approximately $1,000,000 and $300,000, respectively. The net operating loss and credit carryforwards will expire at various dates beginning in 1997 through 2009, if not utilized.

                              IKOS SYSTEMS, INC.

 (INFORMATION AS OF JULY 2, 1994 AND FOR THE NINE MONTHS ENDED JULY 2, 1994 IS
                                  UNAUDITED)

5. INCOME TAXES (CONTINUED)

  Utilization of the net operating losses and credits may be subject to an annual limitation due to the ownership change limitations provided by the Internal Revenue Code of 1986, as amended, and similar state provisions. The annual limitation could result in the expiration of net operating losses and credits before utilization.

  Significant components of the Company's deferred tax assets and liabilities for federal and state income taxes as of October 1, 1994 and July 1, 1995, are as follows (in thousands):

                                                             OCTOBER 1, JULY 1,
                                                                1994     1995
                                                             ---------- -------
   Deferred tax assets:
     Net operating loss carryforwards.......................  $ 5,000   $ 4,100
     Research credits.......................................    1,200     1,200
     Capitalized software...................................    2,800     1,700
     Deferred revenue.......................................      733     1,000
     Accrued expenses and reserves..........................     (233)      600
                                                              -------   -------
     Total deferred tax assets..............................    9,500     8,600
     Valuation allowance for deferred tax assets............   (9,500)   (8,600)
                                                              -------   -------
     Net deferred tax assets................................  $     -   $     -
                                                              =======   =======

  The net valuation allowance decreased by $800,000 during the twelve months ended October 1, 1994 and by $900,000 during the nine months ended July 1, 1995.

6. GEOGRAPHIC, MAJOR CUSTOMERS AND CONCENTRATION OF CREDIT RISKS

  The Company and its subsidiaries operate in one segment, principally the development, manufacture, sale and service of high performance hardware-assisted systems for simulation of integrated circuits (ICs) and IC-based electronic systems. The Company sells its products to a broad range of customers in the communications, semiconductor, multimedia/graphics, computer, aerospace and consumer electronics industries. The Company performs ongoing credit evaluations of its customers and generally does not require collateral. The Company maintains reserves for potential credit losses and such losses have been within management's expectations.


  Total international sales by geographic region are as follows (in thousands):


                                         FISCAL YEARS ENDED          NINE MONTHS
                                 -----------------------------------    ENDED
                                 SEPTEMBER 26, OCTOBER 2, OCTOBER 1,   JULY 1,
                                     1992         1993       1994       1995
                                 ------------- ---------- ---------- -----------
   Far East.....................    $1,717       $1,276     $2,511     $3,375
   Europe.......................     3,841        1,801      3,008      3,378
   Other........................        58          253         64          -
                                    ------       ------     ------     ------
                                    $5,616       $3,330     $5,583     $6,753
                                    ======       ======     ======     ======

  In fiscal 1992, two customers accounted for approximately 19% and 12% of net revenues. In fiscal 1993, no customer accounted for more than 10% of net revenues. In fiscal 1994, one customer and one distributor accounted for approximately 18% and 10% of net revenues, respectively. For the nine months ended July 1, 1995, one distributor and one customer accounted for 15% and 12% of net revenues, respectively.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

 NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING MADE BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SHARES OF COMMON STOCK TO WHICH THIS PROSPECTUS RELATES, OR AN OFFER IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                              ------------------

                              TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Prospectus Summary.........................................................   3
Risk Factors...............................................................   5
Use of Proceeds............................................................  10
Price Range of Common Stock................................................  10
Dividend Policy............................................................  10
Capitalization.............................................................  11
Selected Consolidated Financial Data.......................................  12
Management's Discussion and Analysis of
 Financial Condition and Results of
 Operations................................................................  13
Business...................................................................  20
Management.................................................................  33
Principal Stockholders.....................................................  36
Description of Capital Stock...............................................  37
Underwriting...............................................................  39
Legal Matters..............................................................  40
Experts....................................................................  40
Available Information......................................................  40
Incorporation of Certain Documents by Reference............................  41
Index to Consolidated Financial Statements................................. F-1

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                               1,000,000 Shares


                             [LOGO APPEARS HERE]


                                 Common Stock
                              ------------------

                                  PROSPECTUS

                              ------------------
                           Needham & Company, Inc.
                          Preferred Technology, Inc.
                               ----------------

                               October 12, 1995


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